Exhibit 99.2

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“GAAP” or “IFRS”), effective as of December 31, 2012. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 14, 2013.

2012 HIGHLIGHTS

•	Gold production of 700,400 ounces for the fourth quarter and 2,396,200 ounces for 2012, compared to 687,900 ounces and 2,514,700 ounces, respectively, in 2011.

•

Total cash costs of $360 per ounce for the fourth quarter and $300 per ounce for 2012, compared to $261 and $223 per ounce, respectively, in 2011. On a co-product basis, cash costs were $621 per ounce for the fourth quarter and $638 per gold ounce for 2012, compared to $529 and $534 per gold ounce, respectively, in 2011.(1)

•	All-in sustaining cash costs of $874 per ounce in 2012.(2)

•

Net earnings attributable to shareholders of Goldcorp amounted to $504 million for the fourth quarter ($0.62 per share) and $1,749 million ($2.16 per share) for 2012, compared to net earnings of $405 million ($0.50 per share) and $1,881 million ($2.34 per share), respectively, in 2011. Adjusted net earnings amounted to $465 million ($0.57 per share) for the fourth quarter and $1,642 million ($2.03 per share) for 2012, compared to $531 million ($0.66 per share) and $1,786 million ($2.22 per share), respectively, in 2011.(3)

•

Operating cash flows of $787 million for the fourth quarter and $2,097 million for 2012, compared to $727 million and $2,366 million, respectively, in 2011. Operating cash flows before working capital changes of $721 million ($0.89 per share) for the fourth quarter and $2,408 million ($2.97 per share) for 2012, compared to $831 million ($1.03 per share) and $2,692 million ($3.35 per share), respectively, in 2011.(4)

•	Free cash flows of $68 million for the fourth quarter and $(528) million for 2012, compared to $205 million and $571 million, respectively, in 2011. (5)

•	Dividends paid of $438 million in 2012, compared to $330 million in 2011. On January 7, 2013, the Company announced an 11% increase to the annual dividend approved by the Company’s Board of Directors.

•	On March 28, 2012, the Company announced that the High Pressure Grinding Roll (“HPGR”) supplemental feed system at the Company’s Peñasquito mine in Mexico was commissioned.

•	On April 30, 2012, the Company announced that the Supreme Court of Chile issued a decision suspending the approval of the environmental permit for the El Morro copper-gold project.

•

On June 26, 2012, the Company announced that the statement of claim filed by Barrick Gold Corporation (“Barrick”) in respect of the Company’s acquisition of a 70% ownership in the El Morro project was dismissed by the Ontario Superior Court of Justice.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

•

On September 24, 2012, the Company was added to the Dow Jones Sustainability Index North America (“DJSI”). The DJSI evaluates leaders in corporate social responsibility using rigorous indicators in the areas of corporate, economic, environmental and social performance.

•	On January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine in the Dominican Republic by Barrick, the mine operator.

(1)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. Prior period comparatives have been restated accordingly. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2012	2011	2010
Gold	$1,600	$1,250	$1,000
Silver	34	20	16
Copper	3.50	3.25	2.75
Lead	0.90	0.90	0.80
Zinc	0.90	0.90	0.80

Using actual realized sales prices, co-product total cash costs would be $631 per gold ounce for the three months ended December 31, 2012 (year ended December 31, 2012 – $647). Refer to page 43 for a reconciliation of total cash costs to reported production costs.

(2)

For 2013, in conjunction with a non-GAAP initiative being undertaken within the gold mining industry, the Company is adopting an “all-in sustaining cash cost” non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold, however this performance measure has no standardized meaning. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis.

All-in sustaining cash cost	2012
Total cash costs (by-product) (page 43)	$ 702
Corporate administration	245
Exploration and evaluation costs	55
Reclamation cost accretion	16
Sustaining capital expenditures	1,028
All-in sustaining cash costs	$ 2,046
Gold sales ounces	2,340,600
All-in sustaining cash costs per gold ounce	$ 874

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature:

2012
Project capital and other	$1,517
Sustaining capital expenditures	1,028
Capitalized interest	63
Expenditures on mining interests and deposits	$2,608

(3)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 45 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(4)

Operating cash flows before working capital changes and operating cash flows before working capital changes per share are non-GAAP performance measures which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations.

(5)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s

GOLDCORP  |  2

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid from net cash provided by operating activities. Refer to page 46 for a reconciliation of free cash flows to reported net cash provided by operating activities.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged. Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At December 31, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at December 31, 2012 include the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic, which achieved commercial production in January 2013; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo and Noche Buena gold/silver projects in Mexico; and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 32.1% equity interest in Primero, a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico, and a 39.9% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective of developing the Escobal silver project in Guatemala.

Unsettled markets continued during 2012 as a result of the sovereign debt crisis in Europe in the first half of the year together with concerns regarding the slow pace of economic recovery in China and the US. The run-up to the elections in France, Greece, China and the United States also weighed on markets. Central bank activity in the US, China and Japan aimed to stimulate economic growth by promising extended periods of low interest rates and use of quantitative easing. As a result, equity markets showed healthy returns over the course of the year and silver and base metal prices were also higher. The outlook for long-term gold prices remains strong supported by factors such as increased physical demand and central bank purchases, continued debasement of international currencies and a stable investment demand with gold as a safe-haven asset class. Gold prices increased year over year although not trading near the $1,920 levels seen in 2011.

The Company realized an average gold price of $1,672 per ounce in 2012, a 6% increase from 2011’s average realized gold price of $1,572 per ounce.

Gold production in 2012 decreased by 5% from 2011 as delayed de-stress activities and seismicity issues early in 2012 resulted in lower grades and 18% lower production at Red Lake, and production at Marlin decreased by 46% due to completion of open pit mining in the fourth quarter of 2011 as anticipated. At Peñasquito, gold production for 2012 increased by 62% as compared to the prior year despite the continued impact of water shortages from lower well field production. Peñasquito continues to bring additional water wells into production within the Cedros Basin in addition to new dewatering wells within the Chile Colorado pit. The additional water wells in 2013 are expected to increase mill throughput to 105,000 tonnes per day compared to 98,800 tonnes per day achieved in the fourth quarter of 2012. A water and tailings study to develop a comprehensive long-term water strategy for the Peñasquito district is underway and is expected to be completed during the first half of 2013.

Production costs increased by 14% from the prior year primarily due to revisions to estimates in reclamation and closure cost obligations at certain of the Company’s inactive and closed sites, higher employee and consumables costs as seen across the industry,

GOLDCORP  |  4

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

partially offset by lower YMAD net proceeds payments payable by Alumbrera and higher capitalized development related to stripping activities.

The Company realized an average gold price of $1,692 per ounce during the fourth quarter of 2012, comparable to the prior quarter average realized gold price of $1,685 per ounce.

Gold production was 18% higher during the fourth quarter of 2012 as compared to the prior quarter. Completion of the de-stressing program in the third quarter of 2012 and improved access to the High Grade Zone resulted in higher grades and a 39% increase in production at Red Lake. Production at Porcupine also increased 40% as compared to the prior quarter with higher grades and higher tonnage resulting from sequencing in the high grade VAZ zone and ongoing infrastructure improvements. Pueblo Viejo continued to ramp up to commercial production, contributing 43,700 ounces in the fourth quarter of 2012. On January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine by Barrick, the mine operator.

Production costs increased by 3% due to an $84 million increase in reclamation and closure costs related to revisions in estimates at the Company’s inactive and closed mines, partially offset by higher capitalized development related to stripping activities and lower export retention taxes payable by Alumbrera due to increased sales in the prior quarter following resumption of shipments in July 2012.

The Cerro Negro project in Argentina remains on track for first gold production in late 2013. Underground ramp development of the Eureka vein has advanced to 2,135 metres of the total 3,900 metres planned. The Eureka stockpile now contains an estimated 40,316 tonnes at an estimated grade of 11.08 grams per tonne gold and 204 grams per tonne silver. Along with Eureka, the Mariana Central and Mariana Norte veins will provide the initial production at Cerro Negro, where work on the production ramps continues to progress on schedule. Ramp development at Mariana Central has reached 475 metres and at Mariana Norte, ramp development has reached 310 metres. Overall Engineering, Procurement and Construction Management (“EPCM”) was 55% complete at the end of 2012. Total estimated Cerro Negro capital expenditures have increased to $1.35 billion (in current dollars) due to significant cost inflation in Argentina, country factors, and overall cost escalation.

At Éléonore, the Company entered into agreements on December 21, 2012 with Hydro-Quebec regarding the joint use of the La Sarcelle road and access to Hydro infrastructures as well as the conditions governing use of the lands surrounding the Opinaca reservoir. Initial capital increased to $1.75 billion, excluding the $346 million spent prior to 2011 (in current dollars) due to additional permits required related to water treatment as well as overall project cost escalation.

The El Morro project in Chile remains suspended pending the resolution by the Chilean environmental permitting authority (the Servicio de Evaluación Ambiental or “SEA”) of certain permitting deficiencies specifically identified by a decision of the Antofogasta Court of Appeals. Other project activities are focused on gathering information to support permit applications for submission following the completion of the administrative process and optimization of the project economics including securing long-term power supply.

Pre-commercial production from the new Pueblo Viejo mine in the Dominican Republic was 43,700 ounces (Goldcorp’s share) for the fourth quarter of 2012, slightly below expectations, while plant commissioning advanced. Proceeds from the sale of these ounces were recorded as an offset to capital. Modifications to one of the four autoclaves were carried out in December 2012 to implement design improvements and allow for higher throughputs, and are being retro-fitted on the remaining three autoclaves in the first half of 2013. The mine achieved commercial production in January 2013.

Certain members of the Dominican Republic (“DR”) Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the Special Lease Agreement (“SLA”) to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including through royalties and taxes, in addition to the other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, Barrick, as the operator, while reserving its rights under the SLA, has

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

engaged in a dialogue with representatives of the government, with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

During the fourth quarter of 2012, the International Cyanide Management Institute announced that Wharf Mine had been certified as fully compliant with the International Cyanide Management Code.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENT ACTIVITIES

During the year ended December 31, 2012:

Primero Shares

On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero (“Primero Convertible Note”). As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. On September 18, 2012, the Company announced that it had entered into an agreement to sell 8,422,460 Primero shares for total proceeds of C$44 million ($45 million). The sale was completed on October 10, 2012 and immediately following completion of the sale the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

Executive Appointments

On February 15, 2012, the Company appointed Ms. Blanca Treviño de Vega, a new independent director, to its Board of Directors. Ms. Treviño currently serves as President and Chief Executive Officer of Softtek, a global provider of process-driven Information Technology solutions based in Monterrey, Mexico and has been instrumental in Mexico’s rise as an emerging power in the field of Information Technology services. As one of the most influential business executives in Latin America, she brings a wealth of talent and global experience to the Company’s Board.

On August 8, 2012, the Company announced that George Burns had been appointed Executive Vice President and Chief Operating Officer (“COO”). George Burns succeeds Steve Reid as COO following five years in key management roles within Goldcorp and has more than thirty years of mining experience. In his most recent position as Senior Vice President, Mexico, he oversaw the next phase of ramp-up at Goldcorp’s Peñasquito operation, as well as the continued growth of the large Los Filos mine. Upon joining Goldcorp in July 2007, he served as Vice President, Canada and U.S., where he led the major infrastructure investment project at the Red Lake mine. He also played a key role in the development of the Éléonore project in Quebec. Prior to joining Goldcorp, he served as Chief Operating Officer at Centerra Gold.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED ANNUAL FINANCIAL RESULTS (1) (2)

	2012	2011	2010

Revenues (2)	$ 5,435	$ 5,362	$ 3,738

Gold produced (ounces)	2,396,200	2,514,700	2,466,900

Gold sold (ounces) (3)	2,340,600	2,490,200	2,367,800

Silver produced (ounces)	30,470,500	27,824,600	20,211,800

Copper produced (thousands of pounds)	112,200	96,500	116,000

Lead produced (thousands of pounds)	153,700	154,700	97,400

Zinc produced (thousands of pounds)	324,200	286,400	154,500

Average realized gold price (per ounce)	$ 1,672	$ 1,572	$ 1,240

Average London spot gold price (per ounce)	$ 1,669	$ 1,572	$ 1,225

Earnings from operations and associates	$ 2,170	$ 2,238	$ 1,416

Net earnings from continuing operations (1)	$ 1,749	$ 1,881	$ 1,412

Net earnings from discontinued operations, net of tax (1)	$ -	$ -	$ 631

Net earnings	$ 1,749	$ 1,881	$ 2,043

Net earnings attributable to shareholders of Goldcorp	$ 1,749	$ 1,881	$ 2,051

Earnings from continuing operations per share

– Basic	$ 2.16	$ 2.34	$ 1.92

– Diluted	$ 1.95	$ 2.18	$ 1.87

Net earnings per share

– Basic	$ 2.16	$ 2.34	$ 2.79

– Diluted	$ 1.95	$ 2.18	$ 2.71

Cash flows from operating activities of continuing operations	$ 2,097	$ 2,366	$ 1,764

Total cash costs – by-product (per gold ounce) (3)	$ 300	$ 223	$ 271

Total cash costs – co-product (per gold ounce) (4)	$ 638	$ 534	$ 447

Dividends paid	$ 438	$ 330	$ 154

Cash and cash equivalents	$ 918	$ 1,502	$ 556

Total assets	$ 31,212	$ 29,374	$ 27,639

Non-current liabilities	$ 7,108	$ 7,118	$ 6,957

(1)

The Company’s interest in Terrane Metals Corp. and the San Dimas mine, which were disposed of on October 20, 2010 and August 6, 2010, respectively, and previously reported as separate operating segments, have been reclassified as discontinued operations for the year ended December 31, 2010.

(2)	Excludes commissioning sales ounces from Peñasquito prior to September 1, 2010 and Pueblo Viejo prior to December 31, 2012, as revenues from sales were credited against capitalized project costs.

(3)

Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton Corp. (“Silver Wheaton”) (2011 – $3.93 per silver ounce; 2010 – $3.90 per silver ounce)).

(4)

Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The Company has restated prior period comparisons of co-product total cash costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $647 per gold ounce for 2012 (2011 – $529 per gold ounce; 2010 – $443 per gold ounce).

GOLDCORP  |  8

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Review of Annual Financial Results

Net earnings attributable to shareholders of Goldcorp for the year ended December 31, 2012 was $1,749 million, or $2.16 per share, compared to $1,881 million, or $2.34 per share, in 2011. Compared to 2011, net earnings attributable to shareholders of Goldcorp were impacted significantly by the following factors:

•

Revenues increased by $73 million primarily due to a $20 million increase in silver revenues and a $32 million increase in lead and zinc revenues, net of refining charges, principally due to higher sales volumes at Peñasquito; and a $28 million increase in copper revenues primarily due to an 11.6 million pound increase in copper sales volume at Alumbrera; partially offset by a $4 million decrease in gold sales revenues;

•

Production costs increased by $295 million, or 14%, primarily due to a $63 million increase in reclamation and closure costs related to revisions in estimates at the Company’s inactive and closed mines and increased consumables and employee costs experienced across the industry, partially offset by higher capitalized development related to stripping activities, a $49 million decrease in YMAD net proceeds payments at Alumbrera and the favourable impact of the weakening of the Mexican peso by 4%;

•	Depreciation and depletion decreased by $19 million, or 3%, due to lower sales volumes;

•

The Company’s share of net earnings of associates increased to $47 million, compared to net losses of associates of $98 million in the prior year, primarily due to a reversal of a $65 million impairment expense recognized in respect of the Company’s investment in Primero which was recorded in the prior year, partially offset by a further impairment of certain power assets in 2012 at Pueblo Viejo of $14 million, net of tax. An impairment expense of $18 million, net of tax, had previously been recognized against these power assets in 2011;

•	Corporate administration expense increased by $16 million due to an increase in corporate activities and higher community and corporate social responsibility contributions;

•

A $4 million net gain on securities arising from disposition of certain of the Company’s available-for-sale securities. A $319 million net gain on securities was recognized in the prior year, principally due to the sale of the Company’s equity interest in Osisko in the first quarter of 2011 ($320 million before tax and $279 million net of tax);

•	A decrease in impairment expense of $16 million recognized on certain of the Company’s equity and marketable securities;

•

A $155 million net gain on derivatives comprised of a $127 million unrealized gain on the conversion feature of the Company’s convertible notes (“the Company’s Notes”), a $40 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a net loss of $11 million on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”) and a $1 million unrealized loss on investments in warrants. An $82 million net gain on derivatives in the prior year was comprised of a $49 million unrealized gain on the conversion feature of the Company’s Notes, a $28 million net gain on the Company’s share purchase warrants which were exercised or expired in 2011, a $14 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $7 million unrealized loss on investments in warrants and a net loss of $2 million on the Silver Wheaton silver contract;

•

A $12 million gain on disposition of mining interests arising from the sale of the 8,422,460 Primero shares received as settlement of the outstanding $30 million principal of the Primero Convertible Note;

•

Other income of $12 million comprised primarily of $14 million of interest income arising on the $50 million Primero promissory note and Primero Convertible Note (“the Primero Notes”) and the Company’s cash and cash equivalents and a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties, partially offset by $5 million of foreign exchange losses. Other income of $38 million in 2011 was primarily due to the reversal of withholding tax

GOLDCORP  |  9

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

provisions at certain of the Company’s operations, interest income of $11 million earned on the Primero Notes and the Company’s cash and cash equivalents, insurance recoveries of $5 million, and $3 million of foreign exchange gains;

•

A higher effective tax rate for the year ended December 31, 2012, after adjusting for non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes, compared to the year ended December 31, 2011. This was primarily due to the gain in 2011 on the disposition of the Company’s investment in Osisko being subject to a lower effective tax rate and a higher proportion of earnings in 2011 arising in lower tax rate jurisdictions; and

•

Income tax for the year ended December 31, 2012 was impacted by a $32 million foreign exchange gain on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome Inc. (“Placer Dome”) and Glamis Gold Ltd. (“Glamis”) acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to an $89 million loss for the year ended December 31, 2011.

Adjusted net earnings amounted to $1,642 million, or $2.03 per share (1), for the year ended December 31, 2012, compared to $1,786 million, or $2.22 per share, for the year ended December 31, 2011. Compared to 2011, adjusted net earnings were impacted by higher production costs resulting from increased consumables and employee costs experienced across the industry, partially offset by higher by-product sales revenues due to higher sales volumes.

Total cash costs (by-product) increased $77 per ounce to $300 per gold ounce (2), compared to $223 per gold ounce in 2011. The increase was primarily due to higher production costs, partially offset by higher by-product copper, silver, lead and zinc sales credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 45 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs. Refer to page 43 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  10

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

QUARTERLY FINANCIAL REVIEW

	2012
	Q1	Q2	Q3	Q4	Total

Revenues (2)	$1,349	$1,113	$1,538	$1,435	$ 5,435

Gold produced (ounces)	524,700	578,600	592,500	700,400	2,396,200

Gold sold (ounces) (2)	545,700	532,000	617,800	645,100	2,340,600

Silver produced (ounces)	6,618,500	8,184,100	8,509,300	7,158,600	30,470,500

Copper produced (thousands of pounds)	24,100	31,500	31,200	25,400	112,200

Lead produced (thousands of pounds)	39,200	45,900	39,400	29,200	153,700

Zinc produced (thousands of pounds)	63,800	95,000	98,400	67,000	324,200

Average realized gold price (per ounce)	$1,707	$1,596	$1,685	$1,692	$ 1,672

Average London spot gold price (per ounce)	$1,691	$1,609	$1,652	$1,722	$ 1,669

Earnings from operations and associates	$519	$404	$730	$517	$ 2,170

Net earnings	$479	$268	$498	$504	$ 1,749

Net earnings attributable to shareholders of Goldcorp	$479	$268	$498	$504	$ 1,749

Net earnings per share (1)

– Basic	$0.59	$0.33	$0.61	$0.62	$ 2.16

– Diluted	$0.51	$0.26	$0.61	$0.47	$ 1.95

Cash flows from operating activities	$322	$554	$434	$787	$ 2,097

Total cash costs – by-product (per gold ounce) (3)	$251	$370	$220	$360	$ 300

Total cash costs – co-product (per gold ounce) (4)	$648	$619	$660	$621	$ 638

Dividends paid	$109	$110	$109	$110	$ 438

Cash and cash equivalents	$1,394	$1,221	$894	$918	$ 918

Total assets	$29,751	$29,874	$30,622	$31,212	$ 31,212

Non-current liabilities	$6,924	$6,945	$7,040	$7,108	$ 7,108

(1)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(2)	Excludes commissioning sales ounces from Pueblo Viejo prior to December 31, 2012, as revenues from sales were credited against capitalized project costs.

(3)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce sold to Silver Wheaton).

(4)

Total cash costs per gold ounce on a co-product basis is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The Company has restated prior period comparisons of co-product total cash costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $654, $630, $670, and $631 per gold ounce for the three months ended March 31, June 30, September 30, and December 31, 2012, respectively (year ended December 31, 2012 – $647).

GOLDCORP  |  11

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

			2011
	Q1	Q2	Q3	Q4	Total

Revenues	$1,216	$1,323	$1,308	$1,515	$ 5,362

Gold produced (ounces)	637,600	597,100	592,100	687,900	2,514,700

Gold sold (ounces)	627,300	606,400	571,500	685,000	2,490,200

Silver produced (ounces)	6,143,400	6,498,700	6,494,300	8,688,200	27,824,600

Copper produced (thousands of pounds)	21,400	28,000	28,600	18,500	96,500

Lead produced (thousands of pounds)	36,500	38,500	33,600	46,100	154,700

Zinc produced (thousands of pounds)	55,600	66,500	66,400	97,900	286,400

Average realized gold price (per ounce)	$1,394	$1,516	$1,719	$1,663	$ 1,572

Average London spot gold price (per ounce)	$1,386	$1,506	$1,702	$1,688	$ 1,572

Earnings from operations and associates	$533	$550	$610	$545	$ 2,238

Net earnings	$651	$489	$336	$405	$ 1,881

Net earnings attributable to shareholders of Goldcorp	$651	$489	$336	$405	$ 1,881

Net earnings per share (1)

– Basic	$0.82	$0.61	$0.42	$0.50	$ 2.34

– Diluted	$0.81	$0.52	$0.41	$0.39	$ 2.18

Cash flows from operating activities	$586	$330	$723	$727	$ 2,366

Total cash costs – by-product (per gold ounce) (2)	$188	$185	$258	$261	$ 223

Total cash costs – co-product (per gold ounce) (3)	$504	$553	$551	$529	$ 534

Dividends paid	$75	$82	$82	$91	$ 330

Cash and cash equivalents	$1,280	$1,378	$1,476	$1,502	$ 1,502

Total assets	$28,421	$28,905	$29,404	$29,374	$ 29,374

Non-current liabilities	$7,431	$7,438	$7,603	$7,118	$ 7,118

(1)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(2)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices and 25% of silver sales revenues for Peñasquito at $3.93 per silver ounce sold to Silver Wheaton).

(3)

Total cash costs per gold ounce on a co-product basis is calculated by allocating production costs to each co-product (Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

GOLDCORP  |  12

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Review of Quarterly Financial Results – Three months ended December 31, 2012 compared to the three months ended September 30, 2012

Net earnings attributable to shareholders of Goldcorp for the fourth quarter of 2012 were $504 million, or $0.62 per share, compared to $498 million, or $0.61 per share, in the third quarter of 2012. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended December 31, 2012 were impacted significantly by the following factors:

•

Revenues decreased by $103 million, or 7%, primarily due to an $80 million decrease in silver revenues and a $35 million decrease in lead and zinc revenues, net of treatment and refining charges, principally due to lower sales volumes at Peñasquito; and a $44 million decrease in copper revenues due to an 11 million pound decrease in copper sales volumes at Alumbrera as a result of higher third quarter sales following resumption of delayed copper shipments in July; partially offset by a $50 million increase in gold revenues due to a 4% increase in gold sales volumes;

•

Production costs increased by $21 million, or 3%, due to an $84 million increase in reclamation and closure costs related to revisions in estimates at the Company’s inactive and closed mines, partially offset by higher capitalized development related to stripping activities and lower export retention taxes payable by Alumbrera compared to the prior quarter due to the additional third quarter sales as mentioned previously;

•	Depreciation and depletion decreased by $13 million, or 7%, primarily due to lower by-product sales volumes;

•	A $14 million decrease in exploration costs primarily due to investment tax credits relating to exploration activities at the Company’s Canadian mine sites;

•

The Company’s share of net losses of associates of $16 million primarily comprised of a $14 million, net of tax, additional impairment expense recognised in respect of certain power assets held at Pueblo Viejo. The Company recognized $102 million of net earnings of associates in the prior quarter which was primarily due to a reversal of previously recognized impairment expenses in respect of the Company’s equity interest in Primero and a decrease in net equity losses from the Company’s equity interest in Tahoe of $10 million;

•

A $12 million gain on disposition of mining interests arising from the sale of the 8,422,460 Primero shares received as settlement of the outstanding $30 million principal of the Primero Convertible Note;

•

A $126 million net gain on derivatives comprised of a $113 million unrealized gain on the conversion feature of the Company’s Notes; a $9 million net gain on the Company’s Silver Wheaton silver contract; and a $4 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts. A $93 million net loss on derivatives in the third quarter of 2012 was comprised of an $86 million unrealized loss on the conversion feature of the Company’s Notes; a $20 million loss on the Silver Wheaton silver contract; partially offset by a $13 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•

A lower effective tax rate in the fourth quarter of 2012, after adjusting for non-deductible share-based compensation expense and the impact of foreign exchange on deferred income taxes, compared to the third quarter of 2012. This is primarily due to the large non-taxable mark-to-market gain on the conversion feature of the Company’s Notes in the fourth quarter compared to a mark-to-market loss in the third quarter; and

•

Income tax for the fourth quarter of 2012 was impacted by a $22 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $52 million gain in the third quarter of 2012.

GOLDCORP  |  13

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Adjusted net earnings amounted to $465 million, or $0.57 per share (1), for the three months ended December 31, 2012, compared to $441 million, or $0.54 per share, for the third quarter of 2012. Compared to the prior quarter, adjusted net earnings were primarily impacted by lower production costs due to increased capitalized development relating to stripping activities, principally at Alumbrera and lower export retention taxes payable by Alumbrera partially offset by consolidated lower by-product sales revenues due primarily to lower sales volumes.

Total cash costs (by-product) increased to $360 per gold ounce (2), in the fourth quarter of 2012, as compared to $220 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to lower by-product sales revenues as a result of lower sales volumes, partially offset by lower production costs due to higher capitalized development related to stripping activities and lower export retention taxes payable.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 45 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2)

Total cash costs are a non-GAAP performance measure. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs. Refer to page 43 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  14

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Years ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2012	$ 852	507,700	508,300	$ 1,673	$ 503	$ 494
	2011	$ 971	622,000	623,200	$ 1,554	$ 636	$ 360
Porcupine	2012	439	262,800	262,800	1,665	88	772
	2011	434	273,100	273,100	1,587	132	656
Musselwhite	2012	403	239,200	242,200	1,662	161	760
	2011	381	242,600	241,500	1,574	158	725
Peñasquito (1)	2012	1,588	411,300	399,900	1,693	640	(457)
	2011	1,144	254,100	233,400	1,576	376	(847)
Los Filos	2012	565	340,400	339,000	1,663	325	551
	2011	522	336,500	334,900	1,553	302	463
El Sauzal	2012	137	81,800	81,600	1,666	41	696
	2011	160	100,500	100,500	1,583	62	524
Marlin (1)	2012	551	207,300	209,100	1,658	256	(75)
	2011	907	382,400	381,100	1,598	607	(343)
Alumbrera (1)	2012	615	136,600	130,700	1,698	241	(774)
	2011	571	133,500	134,000	1,582	176	(188)
Marigold	2012	160	96,300	96,000	1,666	67	776
	2011	163	102,500	103,700	1,573	61	784
Wharf	2012	125	68,100	71,000	1,658	67	668
	2011	109	67,500	64,800	1,578	58	643
Other (2)	2012	-	44,700	-	-	(219)	-
	2011	-	-	-	-	(330)	-
Total	2012	$ 5,435	2,396,200	2,340,600	$ 1,672	$ 2,170	$ 300
	2011	$ 5,362	2,514,700	2,490,200	$ 1,572	$ 2,238	$ 223

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce (2011 – $3.93 per silver ounce) sold to Silver Wheaton).

(2)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates and includes the Company’s share of gold ounces produced by Pueblo Viejo.

GOLDCORP  |  15

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from operations and associates	Total cash costs (per gold ounce) (1)
Red Lake	2012	$ 292	168,300	170,100	$ 1,703	$ 199	$ 403
	2011	$ 256	154,000	153,000	$ 1,664	$ 171	$ 374
Porcupine	2012	128	74,100	75,100	1,705	(28)	750
	2011	126	74,700	74,900	1,668	16	593
Musselwhite	2012	109	64,000	63,700	1,707	51	693
	2011	95	56,800	56,900	1,669	40	753
Peñasquito (1)	2012	313	112,900	90,400	1,634	96	17
	2011	297	82,300	67,900	1,607	82	(447)
Los Filos	2012	157	92,800	92,200	1,707	92	572
	2011	139	85,200	83,600	1,661	83	503
El Sauzal	2012	38	21,300	21,900	1,708	9	856
	2011	48	27,500	28,400	1,674	19	535
Marlin (1)	2012	136	49,500	47,300	1,701	60	(182)
	2011	323	130,700	135,000	1,689	227	(337)
Alumbrera (1)	2012	189	31,800	40,600	1,663	84	(894)
	2011	137	23,200	29,100	1,651	14	508
Marigold	2012	48	28,300	28,600	1,697	18	847
	2011	49	27,800	30,200	1,662	20	799
Wharf	2012	25	13,700	15,200	1,709	12	849
	2011	45	25,700	26,000	1,655	29	523
Other (2)	2012	-	43,700	-	-	(76)	-
	2011	-	-	-	-	(156)	-
Total	2012	$ 1,435	700,400	645,100	$ 1,692	$ 517	$ 360
	2011	$ 1,515	687,900	685,000	$ 1,663	$ 545	$ 261

(1)

Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.99 per silver ounce (2011 – $3.93 per silver ounce) sold to Silver Wheaton).

(2)	Includes corporate activities and Goldcorp’s share of net earnings and losses of associates and includes the Company’s share of gold ounces produced by Pueblo Viejo.

GOLDCORP  |  16

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore milled	220,100	216,000	208,000	214,000	858,100	839,600

Average mill head grade (grams/tonne)	16.32	16.02	19.18	26.67	19.52	23.94

Average recovery rate	96%	96%	96%	96%	96%	97%

Gold (ounces)

– Produced	114,200	104,000	121,200	168,300	507,700	622,000

– Sold	114,800	99,200	124,200	170,100	508,300	623,200

Average realized gold price (per ounce)	$1,692	$1,604	$1,668	$1,703	$1,673	$1,554

Total cash costs (per ounce)	$523	$568	$535	$403	$494	$360

Financial Data

Revenues	$195	$158	$207	$292	$852	$971

Depreciation and depletion	$18	$17	$21	$27	$83	$89

Earnings from operations	$112	$82	$110	$199	$503	$636

Expenditures on mining interests	$61	$72	$68	$80	$281	$268

Completion of the de-stressing program in the third quarter of 2012 resulted in increased flexibility in the High Grade Zone and improved mining rates out of the zone in the second half of the year. Gold production for 2012 of 507,700 ounces was 114,300 ounces, or 18%, less than in 2011 due to an 18% decrease in the average mill head grade, partially offset by 2% higher mill throughput. Lower grades and lower tonnes were realized from the High Grade Zone during the first half of the year as the impact of continued seismic activity slowed the advance of the de-stress work on the 41 and 45 levels and contributed to the operating delays in this zone. Lower grades at Campbell were also encountered due to delays in accessing higher grade stopes. The lower grades in the High Grade Zone and Campbell were partially offset by improved mineralization in the Footwall Zone over the prior year.

Cash costs were $134 per ounce, or 37%, higher than in 2011 due to lower gold production ($82 per ounce) and higher operating costs ($59 per ounce), partially offset by a weaker Canadian dollar ($7 per ounce). The increase in operating costs was attributable to an increase in mining contractors ($17 million) primarily as a result of additional long-hole and definition drilling focused on improving grade predictability, an increase in employee costs ($6 million) and an increase in consumable costs ($7 million).

Gold production for the fourth quarter of 2012 was 47,100 ounces, or 39%, higher than in the third quarter of 2012 due to 39% higher grades and 3% higher mill throughput. With all zones performing better than in the prior quarter, the High Grade Zone tonnage and grades continued to improve by 17% and 33%, respectively, as flexibility in the zone increased with the completion of the de-stress work at the 45 level in the third quarter resulting in an increased number of mine headings becoming available and higher grades.

Cash costs for the fourth quarter of 2012 were $132 per ounce, or 25%, lower than in the prior quarter due to higher gold production ($147 per ounce), partially offset by higher operating costs ($14 per ounce). The increase in operating costs was attributable to higher employee costs ($2 million).

During 2012, ramp development provided new drill platforms that confirmed the extension of the High Grade Zone between the 52 and 57 levels. Successful drilling undertaken during the year resulted in the discovery of the NXT zone adjacent to the High Grade Zone. Five drills will continue to define and extend the zone above and to west of the 54 level, with the objective of identifying the up-plunge extents. Construction is progressing on an exploration drift at the 47 level with expected completion by the end of the first quarter in 2013 that will provide a platform to increase drill density for conversion of resources to reserves. Additional exploration work in the High Grade Zone will focus on a newly-discovered structure at the bottom of the 4699 ramp.

GOLDCORP  |  17

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Red Lake gold mine’s proven and probable gold reserves totalled 3.23 million ounces at December 31, 2012, compared to 3.95 million ounces at December 31, 2011. Reserves were not replaced in the High Grade Zone. Drilling during the year focused on resource expansion rather than conversion of existing resources to reserves. This effort was successful with the confirmation of the extension of the High Grade Zone between the 52 and 57 levels and the discovery of the new NXT Zone to the west of the High Grade Zone.

GOLDCORP  |  18

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore milled	1,017,800	1,023,200	1,037,300	1,084,100	4,162,400	4,110,000

Hoyle Pond underground (tonnes)	62,500	72,300	71,300	100,300	306,400	314,700

Hoyle Pond underground (grams/tonne)	12.14	17.72	8.48	13.53	13.06	13.96

Dome underground (tonnes)	127,800	101,400	110,400	141,100	480,700	457,700

Dome underground (grams/tonne)	5.22	4.75	4.15	3.52	4.38	4.21

Stockpile (tonnes)	827,500	849,500	855,600	842,300	3,374,900	3,337,500

Stockpile (grams/tonne)	0.82	0.81	0.81	0.81	0.81	0.89

Average mill head grade (grams/tonne)	2.07	2.40	1.67	2.35	2.12	2.26

Average recovery rate	92%	95%	93%	93%	93%	91%

Gold (ounces)

– Produced	60,700	74,900	53,100	74,100	262,800	273,100

– Sold	60,500	75,200	52,000	75,100	262,800	273,100

Average realized gold price (per ounce)	$1,696	$1,604	$1,659	$1,705	$1,665	$1,587

Total cash costs (per ounce)	$786	$674	$929	$750	$772	$656

Financial Data

Revenues	$103	$121	$87	$128	$439	$434

Depreciation and depletion	$13	$14	$11	$13	$51	$80

Earnings (loss) from operations (1)	$39	$53	$24	$(28)	$88	$132

Expenditures on mining interests	$22	$27	$29	$33	$111	$92

(1)

Earnings from operations were impacted by a non-cash provision (three months ended December 31, 2012 – $83 million; year ended December 31, 2012 – $83 million; year ended December 31, 2011 – $33 million) related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s inactive and closed sites.

Gold production for 2012 was 10,300 ounces, or 4%, less than in 2011 primarily due to 6% lower grades. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 6% lower grades primarily due to sequencing of mining and paste fill in the high grade section of the VAZ zone, resulting in fewer cut and fill stopes available to be mined in the third quarter, and 3% lower tonnage due to hoisting and electrical infrastructure constraints at the beginning of the year mainly caused by the increasing depth of the mine. The Dome underground operation experienced 4% higher than expected grades due to additional small higher grade long-hole stopes in the mining plan combined with 5% higher tonnage due to increased number of available long-hole mining stopes providing improved mine flexibility. Material reclaimed from Stockpile provided 9% lower grades as planned, at similar tonnage to 2011.

Cash costs were $116 per ounce, or 18%, higher than in 2011 due to higher operating costs ($101 per ounce) and lower gold production ($26 per ounce), partially offset by a weaker Canadian dollar ($11 per ounce). The increase in operating costs as compared to the prior year was primarily due to higher employee costs ($9 million) from increased average manpower and labour rates, increased contractor costs ($8 million) due to higher rates and operating development activities, and higher maintenance and consumable costs ($9 million).

Gold production for the fourth quarter of 2012 was 21,000 ounces, or 40%, higher than in the third quarter of 2012 due to 41% higher grades and 5% higher tonnage from increased mill utilization. The Hoyle Pond underground operation experienced 60% higher grades due to sequencing which increased the number of work headings available in the high grade VAZ zone and 41% higher tonnage due to

GOLDCORP  |  19

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

ongoing infrastructure improvements including hoisting and electrical upgrades and additional flexibility from new long-hole stopes. The Dome underground operation experienced 15% lower grades due to increased development mining and lower grades from long hole stopes. Tonnage was 28% higher due to increased flexibility from the number of long hole stopes. The total material reclaimed from Stockpile was reduced by 2% due to the increase in total underground ore feed to the mill.

Cash costs for the fourth quarter of 2012 were $179 per ounce, or 19%, lower than in the third quarter of 2012 due to higher gold production ($291 per ounce), partially offset by higher operating costs ($109 per ounce) and a stronger Canadian dollar ($3 per ounce). Higher operating costs were attributable to higher maintenance and consumable costs ($6 million) and higher contractor and operational development costs ($2 million).

Underground exploration during 2012 was focused on defining and expanding the bulk TVZ zone as well as expanding current mineralization zones, such as the high grade VAZ and UP Splay zones at Hoyle Pond. Surface exploration continued to focus on exploring the extension of the volcanic and sedimentary belt east of the Hoyle Pond mine.

The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. The key component of construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. During 2012 work focused on the construction, assembly and full commissioning of the sinking plant including the Galloway work stage, sinkers dump and the commissioning of two underground hoisting plants. By the end of 2012, full face shaft sinking had advanced to within 20 metres of the 720 metre level skip dump excavation. Expenditures for 2012 totalled $7 million and $29 million for the fourth quarter and year ended December 31, 2012, respectively.

Work related to the Hollinger open pit project focused on the advancement of haul road construction between the Hollinger site and the Dome mill, with 1 kilometre of construction remaining to be completed. The noise, dust and vibration monitoring systems were successfully installed at the Hollinger site and are active. During the fourth quarter of 2012, the site took delivery of 1 Hitachi excavator and 4 drills and the Timmins City Council unanimously approved the Hollinger Site Development Agreement. The Provincial Ministry of the Environment has requested additional air and noise modeling before approving the project’s Environmental Compliance Approval for Air. Pending receipt of permits, initial production is expected in the first half of 2013.

Porcupine mines contained 4.35 million ounces of proven and probable gold reserves at December 31, 2012 compared to 4.06 million ounces at December 31, 2011. Exploration success during the year combined with a higher gold price assumption resulted in the increase in mineral reserves that more than replaced reserves mined in the year with the addition of 0.29 million ounces. More than half of the ounces added were from existing extensions at the Hoyle Pond underground operation.

GOLDCORP  |  20

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore milled	327,400	308,100	339,500	324,600	1,299,600	1,327,300

Average mill head grade (grams/tonne)	5.43	6.00	6.15	6.52	6.03	5.91

Average recovery rate	96%	96%	96%	96%	96%	96%

Gold (ounces)

– Produced	53,200	56,500	65,500	64,000	239,200	242,600

– Sold	55,800	58,100	64,600	63,700	242,200	241,500

Average realized gold price (per ounce)	$1,684	$1,598	$1,655	$1,707	$1,662	$1,574

Total cash costs (per ounce)	$844	$819	$699	$693	$760	$725

Financial Data

Revenues	$94	$93	$107	$109	$403	$381

Depreciation and depletion	$10	$11	$12	$11	$44	$36

Earnings from operations	$31	$32	$47	$51	$161	$158

Expenditures on mining interests	$19	$25	$33	$22	$99	$67

Gold production for 2012 was 3,400 ounces, or 1%, less than in 2011 due to 2% lower throughput, partially offset by 2% higher grades. The increased grades were due to the sequencing of higher grade stopes in the PQ Deeps and Lynx Zone, and more ore sourced from the higher grade Lynx Zone in 2012 as compared to 2011.

Cash costs were $35 per ounce, or 5%, higher than in 2011 due to increased operating costs ($48 per ounce), partially offset by increased gold sales ($2 per ounce) and a weaker Canadian dollar ($11 per ounce). The increase in operating costs for the year was primarily attributable to increased employee costs ($9 million) due to increased manpower and higher wages, higher diesel fuel costs ($2 million) and increased consumable costs ($2 million), partially offset by lower maintenance costs ($1 million).

Gold production at Musselwhite for the fourth quarter of 2012 was 1,500 ounces, or 2%, less than in the third quarter of 2012 due to a decrease in mill throughput of 4%, partially offset by a 6% increase in grades. Grades were higher in the fourth quarter of 2012 due to the sequencing of stopes in the PQ Deeps and Lynx Zones. Mill throughput was lower due to delays resulting from additional stope rehabilitation work, increased handling efforts as a result of oversize material and increased blast preparation.

Cash costs for the fourth quarter of 2012 were $6 per ounce, or 1%, lower than in the prior quarter due to lower operating costs ($16 per ounce), partially offset by lower gold production ($10 per ounce). The lower operating costs were primarily due to lower royalties ($1 million) and lower consumables and maintenance parts ($1 million), partially offset by increased propane costs ($1 million) due to colder temperatures.

Exploration drilling in 2012 continued to focus on the extension of the Lynx Zone, both from the surface and underground, with initial surface and underground exploration of the West Limb area. Underground drilling extended the Lynx Zone mineralization by 175 metres northwards and 50 metres southwards and defined a small intraformational unit in the hanging wall of the surface along the upper portion of the ore body. Surface and underground drilling was completed for the first full drill section on the West Limb target, with the intersection of a number of shear zones and encouraging results.

Musselwhite mine contained 2.29 million ounces of proven and probable gold reserves at December 31, 2012, compared to 2.28 million ounces at December 31, 2011, due to exploration success in the Lynx and PQ Deeps and a higher gold price assumption. Increased reserves were partially offset by revisions to reserves in the PQ Deeps.

GOLDCORP  |  21

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Tonnes of ore mined – sulphide	7,159,500	9,607,300	10,395,400	10,362,400	37,524,600	32,431,900
Tonnes of ore mined – oxide	1,065,300	1,703,300	1,068,200	2,117,600	5,954,400	11,126,000
Tonnes of waste removed	32,225,100	30,192,100	28,044,500	31,442,300	121,904,000	111,836,400
Tonnes of material mined	40,449,900	41,502,700	39,508,100	43,922,300	165,383,000	155,394,300
Ratio of waste to ore	3.9	2.7	2.4	2.5	2.8	2.6
Average head grade
Gold (grams/tonne)	0.36	0.48	0.60	0.55	0.50	0.37
Silver (grams/tonne)	24.84	28.31	31.71	24.41	27.41	26.20
Lead	0.31%	0.31%	0.26%	0.23%	0.28%	0.34%
Zinc	0.56%	0.68%	0.70%	0.52%	0.62%	0.64%
Sulphide Ore
Tonnes of ore milled	8,393,100	9,586,800	9,339,800	9,087,200	36,406,900	30,999,200
Average recovery rate
Gold	64%	70%	73%	68%	69%	61%
Silver	75%	79%	79%	76%	77%	74%
Lead	73%	76%	78%	67%	74%	70%
Zinc	72%	78%	80%	76%	77%	76%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	35,400	41,600	37,300	30,600	144,900	132,500
Zinc Concentrate (DMT)	58,100	88,000	89,400	62,900	298,400	258,300
Gold (ounces)	56,000	93,400	119,400	99,800	368,600	198,300
Silver (ounces)	4,530,100	6,194,200	6,738,700	4,821,500	22,284,500	17,154,500
Lead (thousands of pounds)	39,200	45,900	39,400	29,200	153,700	154,700
Zinc (thousands of pounds)	63,800	95,000	98,400	67,000	324,200	286,400
Oxide Ore
Tonnes of ore processed	1,065,300	1,703,300	1,068,200	2,117,700	5,954,500	11,126,000
Produced
Gold (ounces)	12,600	10,400	6,600	13,100	42,700	55,800
Silver (ounces)	425,300	376,500	239,700	378,800	1,420,300	1,891,000
Sulphide and Oxide Ores – Payable Metal Produced
Gold (ounces)	68,600	103,800	126,000	112,900	411,300	254,100
Silver (ounces)	4,955,400	6,570,700	6,978,400	5,200,400	23,704,900	19,045,500
Lead (thousands of pounds)	39,200	45,900	39,400	29,200	153,700	154,700
Zinc (thousands of pounds)	63,800	95,000	98,400	67,000	324,200	286,400
Gold Equivalent Ounces (1)	222,500	311,200	338,300	266,500	1,138,500	910,000
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	87,500	89,300	132,700	90,400	399,900	233,400
Silver (ounces)	7,045,000	5,478,900	7,483,300	4,605,300	24,612,500	17,892,500
Lead (thousands of pounds)	52,400	42,200	41,700	23,600	159,900	142,000
Zinc (thousands of pounds)	75,900	90,800	96,600	73,600	336,900	265,700
Average realized prices
Gold (per ounce)	$1,766	$1,584	$1,758	$1,634	$1,693	$1,576
Silver (per ounce) (2)	$25.43	$23.17	$26.34	$23.38	$24.82	$27.02
Lead (per pound)	$0.96	$0.84	$1.04	$0.96	$0.95	$1.06
Zinc (per pound)	$0.98	$0.84	$0.92	$0.86	$0.90	$0.96
Total Cash Costs – by-product (per ounce of gold) (3)	$(751)	$(425)	$(608)	$17	$(457)	$(847)
Total Cash Costs – co-product (per ounce of gold) (3)	$726	$642	$625	$764	$683	$789

GOLDCORP  |  22

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Financial Data and Key Performance Indicators	Q1	Q2	Q3	Q4	Total 2012	Total 2011
Revenues (2)	$419	$337	$519	$313	$1,588	$1,144
Depreciation and depletion	$50	$48	$65	$44	$207	$170
Earnings from operations (2)	$169	$130	$245	$96	$640	$376
Expenditures on mining interests	$72	$71	$48	$68	$259	$170
Mining cost per tonne	$1.70	$1.58	$1.93	$1.78	$1.74	$1.56
Milling cost per tonne	$9.55	$7.70	$7.39	$8.17	$8.16	$8.32
General and administration cost per tonne milled	$1.89	$1.52	$1.90	$2.44	$1.93	$1.92
Off-site cost per tonne sold (lead) (4)	$623	$745	$751	$732	$707	$569
Off-site cost per tonne sold (zinc) (4)	$350	$321	$324	$316	$327	$355

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,200 per ounce for gold; by-product metal prices of $20.00 per ounce silver; $2.75 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $3.99 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for 2012 would be $683 per ounce of gold, $12.36 per ounce of silver, $0.72 per pound of lead and $0.58 per pound of zinc, respectively. Commencing January 2012, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.99 per ounce with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product average total cash costs would be $719 per ounce of gold, $11.61 per ounce of silver, $0.75 per pound of lead, and $0.58 per pound of zinc for 2012.

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for 2012 of 411,300 ounces was 157,200 ounces, or 62%, higher than in 2011 due to the continued ramp up of the sulphide mill throughput rates to 100,000 tonnes per day combined with higher sulphide ore grades and metallurgical recoveries, partially offset by lower oxide gold production. Higher ore grades and metallurgical recoveries were achieved as mining operations advanced into higher grade ore benches in Phase 3 of the Peñasco pit.

Co-product cash costs for 2012 were $106 per ounce, or 13%, lower than in 2011 due to higher gold production ($488 per ounce) and a weaker Mexican peso ($27 per ounce), partially offset by higher operating costs ($409 per ounce). Higher operating costs resulted primarily from higher prices related to fuel, electricity, explosives and tires, consumption of fuel and tires and higher maintenance contract rates.

Gold production for the fourth quarter of 2012 was 13,100 ounces, or 10%, less than in the third quarter of 2012 due to 3% lower sulphide mill throughput, 7% lower gold ore grades and 7% lower metallurgical recoveries. Lower ore grades and metallurgical recoveries resulted from the completion of higher grade ore benches in the bottom of Phase 3 and commencement of the upper benches of Phase 4A in December 2012 that contains lower-grade ore.

Co-product cash costs for the fourth quarter of 2012 were $139 per ounce, or 22%, higher than in the prior quarter due to lower gold production ($243 per ounce) and a stronger Mexican peso ($7 per ounce), partially offset by lower operating costs ($111 per ounce). Lower operating costs resulted primarily from higher development expenditures related to stripping activities in the prior quarter and lower royalties, partially offset by increased labour costs, higher cyanide consumption rates and prices and programmed plant maintenance in the fourth quarter of 2012.

The provisional pricing impact of lower realized gold, silver, zinc and lead prices during the fourth quarter of 2012 was a negative $20 million, which related to gold ($4 million), silver ($9 million), zinc ($5 million) and lead ($2 million) sales in the third quarter of 2012 that

GOLDCORP  |  23

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

settled in the fourth quarter of 2012. The provisional pricing impact in the third quarter was a positive $4 million, which related to silver ($3 million) and lead ($1 million).

Peñasquito continues to bring additional water wells into production within the Cedros Basin in addition to new dewatering wells within the Chile Colorado pit. The additional water wells in 2013 are expected to increase mill throughput to 105,000 tonnes per day in 2013 compared to 98,800 tonnes per day achieved in the fourth quarter of 2012. A water and tailings study to develop a comprehensive long-term water strategy for the Peñasquito district is underway and is expected to be completed during the first half of 2013.

The Company continues to focus on activities to further optimize the economics of the operations. Construction of the Waste Rock Overland Conveyor System was completed and pre-commissioning commenced in the fourth quarter of 2012 and will continue into the first quarter of 2013, with ramp-up during the second half of 2013.

Under the interim power supply agreement with a subsidiary of Intergen that commenced in November 1, 2011, Peñasquito received approximately 50 megawatt (“MW”) capacity, or approximately one third of current demand, at discounted prices during 2012. Further cost reductions will be realized when the 200MW gas-fired, combined-cycle San Luis de la Paz power plant comes online in mid-2015. Approximately 90% of the plant’s capacity will be committed to Peñasquito and other Goldcorp Mexican operations. Regulatory and environmental approvals were received in 2012. The project closed financing and initiated construction in December 2012.

The 2012 drilling program ended with a total of 23,276 metres drilled, distributed in 22 holes. The objective of this program is to intersect stockwork zones and deep mantos and skarn type mineralization related with copper mineralization, beneath and adjacent to the current open pit workings. Drilling in the fourth quarter of 2012 totaled 9,287 metres, distributed in 10 holes that have intersected sulphide rich skarn over a vertical width from 200 to 800 metres, starting at a depth of nearly 800 metres. Preliminary results show the sulphide horizons contain copper, lead, zinc, gold and silver.

Peñasquito’s open pit operations contained 15.69 million ounces of proven and probable gold reserves at December 31, 2012 compared to 16.54 million ounces at December 31, 2011, principally due to depletion of 584,000 ounces and increased operating costs which resulted in a downgrade of marginal (low profit) reserves into resources.

GOLDCORP  |  24

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore mined	7,391,100	6,587,200	7,030,400	8,319,900	29,328,600	26,271,800

Tonnes of waste removed	10,368,400	9,069,900	10,564,100	11,170,300	41,172,700	39,663,300

Ratio of waste to ore	1.4	1.4	1.5	1.3	1.4	1.5

Tonnes of ore processed	7,404,300	6,693,300	7,066,600	8,424,800	29,589,000	26,565,800

Average grade processed (grams/tonne)	0.70	0.69	0.65	0.70	0.69	0.74

Average recovery rate (1)	47%	47%	48%	48%	48%	47%

Gold (ounces)

– Produced	82,700	85,200	79,700	92,800	340,400	336,500

– Sold	82,900	84,700	79,200	92,200	339,000	334,900

Average realized gold price (per ounce)	$1,698	$1,597	$1,648	$1,707	$1,663	$1,553

Total cash costs (per ounce)	$521	$535	$575	$572	$551	$463

Financial Data

Revenues	$141	$136	$131	$157	$565	$522

Depreciation and depletion	$11	$14	$14	$11	$50	$58

Earnings from operations	$86	$76	$71	$92	$325	$302

Expenditures on mining interests	$17	$27	$16	$25	$85	$74

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

During 2012, Los Filos achieved record production of 340,400 ounces, 1% higher than 2011. Gold production for 2012 was 3,900 ounces, or 1%, more than in 2011 due to the combined effects of 11% higher ore processed and 2% higher recovery, partially offset by 7% lower grades processed.

Cash costs for 2012 were $88 per ounce, or 19%, higher than in 2011 due to higher operating costs ($109 per ounce), partially offset by a slight increase in gold production ($6 per ounce) and a weaker Mexican peso ($15 per ounce). The increase in operating costs was mainly attributable to more ore tonnes processed that required higher reagents consumption ($11 million), diesel and explosives consumption ($6 million), site costs ($4 million) and maintenance spare parts ($3 million).

Gold production for the fourth quarter of 2012 was 13,100 ounces, or 16%, higher than in the third quarter of 2012 due to a 19% increase in tonnage processed and 8% higher grades as the rainy season ended during the quarter.

Cash costs for the fourth quarter of 2012 were $3 per ounce, or 1%, lower than in the third quarter of 2012 due to an increase in gold production ($84 per ounce), partially offset by an increase in operating costs ($75 per ounce) and a stronger Mexican peso ($6 per ounce). The increase in operating costs was primarily attributable to higher employee and contractor costs ($6 million), partially offset by a decrease in tires consumption ($2 million).

The construction of the next expansion phase of the Los Filos heap leach pad facility began during the fourth quarter of 2012 and is expected to be completed late in the second quarter of 2013.

Los Filos mine contained 7.43 million ounces in proven and probable gold reserves at December 31, 2012 compared to 7.75 million ounces at December 31, 2011. The 2012 exploration program ended successfully with an additional 0.5 million ounces in gold reserves confirming the extension of Los Filos pit towards the 4P south area, and El Bermejal pit towards the north. Both pit extensions provide a significant addition of inferred mineral resources to the Los Filos property.

GOLDCORP  |  25

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore mined	576,500	568,600	529,300	595,900	2,270,300	2,109,200

Tonnes of waste removed	2,678,900	2,802,700	2,776,300	2,774,400	11,032,300	4,504,600

Ratio of waste to ore	4.6	4.9	5.2	4.7	4.9	2.1

Tonnes of ore milled	516,300	539,500	464,600	471,900	1,992,300	2,075,900

Average mill head grade (grams/tonne)	1.37	1.44	1.11	1.51	1.36	1.60

Average recovery rate	94%	94%	94%	93%	94%	94%

Gold (ounces)

– Produced	21,400	23,600	15,500	21,300	81,800	100,500

– Sold	20,800	22,100	16,800	21,900	81,600	100,500

Average realized gold price (per ounce)	$1,693	$1,595	$ 1,670	$ 1,708	$ 1,666	$ 1,583

Total cash costs (per ounce)	$605	$538	$ 806	$ 856	$ 696	$ 524

Financial Data

Revenues	$35	$36	$ 28	$ 38	$ 137	$ 160

Depreciation and depletion	$9	$9	$ 8	$ 9	$ 35	$ 43

Earnings from operations	$13	$13	$ 6	$ 9	$ 41	$ 62

Expenditures on mining interests	$3	$3	$ 2	$ 1	$ 9	$ 11

Gold production in 2012 was 18,700 ounces, or 19%, lower than in 2011 as expected, mainly due to 15% lower grades and 4% lower tonnage milled.

Cash costs were $172 per ounce, or 33%, higher than in 2011 primarily due to higher operating costs ($70 per ounce) and lower production ($126 per ounce), partially offset by a weaker Mexican peso ($24 per ounce). The increase in operating costs was primarily due to labour and contractors ($1 million) and other site costs including freight and insurance ($1 million).

Gold production for the fourth quarter of 2012 was 5,800 ounces, or 37%, higher than in the third quarter of 2012 primarily due to 36% higher grades and 2% higher tonnage milled.

Cash costs for the fourth quarter of 2012 were $50 per ounce, or 6%, higher than in the third quarter of 2012 due primarily to higher operating costs ($233 per ounce) and a stronger Mexican peso ($10 per ounce), partially offset by higher gold production ($193 per ounce). The increase in operating costs was primarily attributable to higher employee and contractor costs ($2 million) and fuel and maintenance ($2 million).

El Sauzal mine contained 0.22 million ounces of proven and probable gold reserves at December 31, 2012 compared to 0.26 million ounces at December 31, 2011. Depletion in 2012 was 87,000 ounces.

GOLDCORP  |  26

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore milled	477,900	487,600	489,100	481,700	1,936,300	1,685,600

Average mill head grade (grams/tonne)

– Gold	3.49	3.75	3.25	3.27	3.44	7.36

– Silver	118	113	111	122	116	179

Average recovery rate

– Gold	96%	96%	96%	96%	96%	96%

– Silver	90%	91%	91%	92%	91%	91%

Produced (ounces)

– Gold	53,200	56,700	47,900	49,500	207,300	382,400

– Silver	1,663,100	1,613,400	1,523,300	1,780,900	6,580,700	8,779,100

– Gold Equivalent Ounces (1)	80,900	83,600	73,300	79,200	317,000	521,000

Sold (ounces)

– Gold	54,000	58,300	49,500	47,300	209,100	381,100

– Silver	1,669,000	1,660,500	1,567,000	1,707,500	6,604,000	8,748,800

Average realized price (per ounce)

– Gold	$1,684	$1,594	$1,665	$1,701	$1,658	$1,598

– Silver	$32.61	$28.29	$30.49	$32.24	$30.92	$34.06

Total cash costs (per ounce) (2)	$(187)	$20	$40	$(182)	$(75)	$(343)

Financial Data

Revenues	$145	$140	$130	$136	$551	$907

Depreciation and depletion	$21	$25	$26	$28	$100	$129

Earnings from operations	$78	$66	$52	$60	$256	$607

Expenditures on mining interests	$23	$23	$20	$31	$97	$105

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,200 per ounce for gold; by-product metal prices of $20.00 per ounce silver; $2.75 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for 2012 would be $539 per ounce of gold and $11.51 per ounce of silver (2011 – $323 and $5.02, respectively). Commencing January 2012, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs would be $566 per ounce of gold and $10.64 per ounce of silver for 2012 (2011 – $297 and $6.14, respectively).

Gold and silver production for 2012 was 175,100 ounces, or 46%, and 2,198,400 ounces, or 25%, respectively, lower than in 2011. In comparison to 2011, tonnes milled were 15% higher due to the increase in plant throughput to optimize production in conjunction with the completion of the filter plant, and head grades for gold and silver were 53% and 35% lower, respectively. The lower grades were consistent with the mine plan that included processing of lower grades from stockpiles following finalization of open pit mining at the end of 2011. The permit for deposition of filtered tailings into the mined out Marlin pit was received in the fourth quarter of 2012 with deposition commencing in December.

Cash costs for 2012 were $268 per ounce, or 78%, higher than in 2011 due to lower gold production ($361 per ounce) and higher operating costs ($104 per ounce), partially offset by higher silver by-product sales credits ($195 per ounce). The increase in operating costs was due to an increase in underground contractors’ costs ($13 million), consumables primarily for underground work ($6 million), royalties and community related expenses due to the increase in the royalty rate to 5% ($3 million), higher power costs due to higher unit prices ($3 million) and increased employee costs ($2 million).

GOLDCORP  |  27

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Gold and silver production in fourth quarter of 2012 was 1,600 ounces, or 3%, and 257,600 ounces, or 17%, higher, respectively, than in the third quarter of 2012. The increase in production of gold and silver was due to 1% increase in gold grades and 9% increase in silver grades, partially offset by 2% lower tonnage through the mill. The higher silver grades came from mining in the Delmy area.

Cash costs for the fourth quarter of 2012 were $222 per ounce lower than in the prior quarter due to higher silver by-product sales revenues ($198 per ounce) and lower operating costs ($71 per ounce), partially offset by lower gold sales ($46 per ounce). The decrease in operating costs was primarily attributable to lower contractors’ costs ($2 million).

Marlin mine contained 1.00 million ounces of proven and probable gold reserves at December 31, 2012, compared to 1.25 million ounces at December 31, 2011, due to reserve depletion in the open pit and the increased operational focus on underground mining. Mining depletion was 210,000 ounces.

GOLDCORP  |  28

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore mined	2,311,700	3,270,300	3,252,900	2,936,600	11,771,500	8,335,300

Tonnes of waste removed	5,394,500	6,233,100	6,853,000	6,126,500	24,607,100	19,575,600

Ratio of waste to ore	2.3	1.9	2.1	2.1	2.1	2.3

Tonnes of ore milled	3,499,900	3,656,500	3,815,200	3,915,500	14,887,100	14,325,400

Average mill head grade

– Gold (grams/tonne)	0.36	0.43	0.45	0.35	0.40	0.42

– Copper	0.39%	0.45%	0.44%	0.34%	0.41%	0.40%

Average recovery rate

– Gold	67%	71%	74%	71%	71%	69%

– Copper	79%	86%	85%	85%	84%	77%

Produceds

– Gold (ounces)	27,600	36,700	40,500	31,800	136,600	133,500

– Copper (thousands of pounds)	24,100	31,500	31,200	25,400	112,200	96,500

Sold

– Gold (ounces)	24,700	9,700	55,700	40,600	130,700	134,000

– Copper (thousands of pounds)	21,600	6,800	44,300	33,400	106,100	94,500

Average realized price

– Gold (per ounce)	$1,771	$1,561	$1,715	$1,663	$1,698	$1,582

– Copper (per pound)	$4.25	$2.35	$3.62	$3.47	$3.62	$3.68

Total cash costs (per gold ounce) (1)	$(1,131)	$(207)	$(628)	$(894)	$(774)	$(188)

Financial Data

Revenues	$138	$32	$256	$189	$615	$571

Depreciation and depletion	$18	$9	$25	$21	$73	$60

Earnings from operations	$51	$3	$103	$84	$241	$176

Expenditures for mining interests	$3	$4	$16	$6	$29	$27

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for 2012 would be $789 per ounce of gold and $1.91 per pound of copper (2011 – $842 and $2.34, respectively). Commencing January 2012, operating costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for 2012 would be $798 per ounce of gold and $1.93 per pound for copper (2011 – $905 and $2.25, respectively).

Goldcorp’s share of Alumbrera’s gold and copper production in 2012 was 3,100 ounces, or 2%, and 15.7 million pounds, or 16%, respectively, higher than in 2011. Gold production increased as a consequence of higher ore tonnes milled and recoveries, partially offset by lower head grades. Copper production was higher as a result of increased ore throughput, higher head grades and recoveries. In comparison to 2011, gold head grades were 5% lower as the material processed in 2011 came from the higher gold grade Phase 9 and 10 areas of the pit and copper head grades were 3% higher with improved access to the deeper benches in Phase 10 North containing higher copper grades. Ore milled was 4% higher in 2012 than in 2011 as a result of the improvements in the grinding and pebbles circuit and lower gypsum content.

Cash costs were $586 per ounce lower than in 2011 due to higher by-product sales credits ($408 per ounce), lower YMAD net proceeds payments and royalties ($348 per ounce), partially offset by higher operating costs ($119 per ounce), higher export tax ($12 per ounce) and lower gold sales ($39 per ounce). The increase in operating costs was primarily due to higher employee costs ($5

GOLDCORP  |  29

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

million), maintenance and parts ($5 million), power ($4 million) and contractors ($4 million), partially offset by higher capitalized development related to stripping activities.

Goldcorp’s share of Alumbrera’s gold and copper production in the fourth quarter of 2012 were 8,700 ounces, or 21%, and 5.8 million pounds, or 19%, respectively, lower than in the third quarter of 2012. Gold production was lower due to 20% lower head grades and 3% lower recoveries. Copper production decreased as a result of 23% lower head grades. Gold and copper head grades in the fourth quarter of 2012 were lower than in the third quarter of 2012 due to the processing of lower grade stockpile material and materials from the lower grade areas in Phase 10.

Cash costs for the fourth quarter of 2012 were $266 per ounce lower than in the third quarter of 2012 due to lower operating costs ($993 per ounce) and lower by-product credits ($37 per ounce), partially offset by lower gold production ($699 per ounce) and lower export taxes and royalties ($65 per ounce). The decrease in operating costs was primarily attributable to higher capitalized development related to stripping activities, lower power costs ($5 million), partially offset by higher employee costs ($3 million).

The feasibility study for the Agua Rica project is in progress and is expected to be complete by the end of the second quarter of 2013.

The provisional pricing impact of lower realized copper prices during the fourth quarter of 2012 was a negative $4 million, or $90 per ounce, of which $4 million, or $83 per ounce, related to copper sales in the third quarter of 2012 that settled in the fourth quarter of 2012.

Goldcorp’s share of Alumbrera mine’s proven and probable gold reserves at December 31, 2012 was 0.93 million ounces, compared to 1.13 million ounces at December 31, 2011, due to depletion from mining. No exploration is currently carried out at Alumbrera.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore mined	1,713,200	1,907,000	1,972,800	2,396,800	7,989,800	8,596,400

Tonnes of waste removed	6,785,400	7,034,400	6,157,000	6,862,500	26,839,300	25,386,400

Ratio of waste to ore	4.0	3.7	3.1	2.9	3.4	3.0

Tonnes of ore processed	1,713,200	1,907,000	1,972,900	2,396,800	7,989,900	8,596,400

Average grade processed (grams/tonne)	0.65	0.43	0.46	0.65	0.55	0.58

Average recovery rate	73%	73%	73%	73%	73%	73%

Gold (ounces)

– Produced	26,500	18,900	22,600	28,300	96,300	102,500

– Sold	26,400	18,000	23,000	28,600	96,000	103,700

Average realized gold price (per ounce)	$1,699	$1,588	$1,650	$1,697	$1,666	$1,573

Total cash costs (per ounce)	$679	$726	$839	$847	$776	$784

Financial Data

Revenues	$45	$29	$38	$48	$160	$163

Depreciation and depletion	$4	$3	$3	$7	$17	$19

Earnings from operations	$22	$13	$14	$18	$67	$61

Expenditures for mining interests	$10	$10	$13	$12	$45	$25

Goldcorp’s share of Marigold’s gold production for 2012 was 6,200 ounces, or 6%, less than in 2011 as a result of a 7% decrease in tonnage placed at 5% lower grades. Recoverable ounces mined and stacked on the heap leach pad during 2012 was 12%, or 13,500 ounces less than in 2011, resulting in lower production. Tonnage and grade decreased as planned due to mining a greater proportion of ore from the higher strip ratio, lower grade Target II pit. Better quality ore mined from the Red Rock and Basalt pits partially offset the impact to production. The stripping campaign continued to focus in the Target II pit where ore will be predominately sourced during 2013.

Cash costs were $8 per ounce, or 1%, less than in 2011 due to lower operating costs ($71 per ounce), partially offset by lower gold production ($63 per ounce). Lower operating costs were attributable to less operational mine development ($6 million) and lower fuel price and consumption ($3 million), and tire costs ($1 million), as a result of favorable hauling conditions, offset by increased consumables costs ($2 million) and higher employee costs ($1 million).

Gold production for the fourth quarter of 2012 was 5,700 ounces, or 25%, more than in the third quarter of 2012 due to 41% higher grades and 21% higher tonnage. As planned, tonnage and grade improved as a result of mining a greater proportion of ore from the lower benches in the Red Rock pit where higher grades and a lower strip ratio were encountered. Placement of Red Rock ore tonnes located higher on Cell 15 and Cell 16 leach pads partially offset the impact of the higher grades and tonnes by increasing the leach recovery time. Gold in leach pad inventory increased in the fourth quarter of 2012 and is expected to be produced in the first quarter of 2013. Total tonnage mined in the fourth quarter of 2012 was 14% higher compared to the prior quarter as a result of improved haul truck availability and reduced haul cycle times attributable to the completion of the Basalt Phase 8 pit where ore and waste hauls were considerably longer.

Cash costs for the fourth quarter of 2012 were $8 per ounce, or 1%, higher than in the third quarter of 2012, due to higher operating costs ($172 per ounce), partially offset by higher gold production ($165 per ounce). Higher operating costs were attributable to increased production taxes and royalties due to higher revenues from higher production, higher realized gold prices and royalty rates ($3 million) and higher employee and fuel costs ($2 million).

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp’s share of Marigold mine’s proven and probable gold reserves at December 31, 2012 was 3.28 million ounces compared to 2.32 million ounces at December 31, 2011. Exploration activity for 2012 focused on development drilling in the Target II, Target III and Red Dot deposits where positive results added 0.52 million ounces to the reserve after 2012 mine depletion of 0.14 million ounces. Another 0.46 million ounces increase is related to a decrease in cut-off grade associated with a higher gold price assumption.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

Operating Data	Q1	Q2	Q3	Q4	Total 2012	Total 2011

Tonnes of ore mined	716,200	1,300,000	566,100	1,390,700	3,973,000	3,068,800

Tonnes of ore processed	737,900	853,600	842,800	751,200	3,185,500	2,890,500

Average grade processed (grams/tonne)	0.94	0.70	0.72	0.77	0.77	0.90

Average recovery rate	75%	78%	78%	80%	78%	76%

Gold (ounces)

– Produced	16,600	18,300	19,500	13,700	68,100	67,500

– Sold	18,300	17,400	20,100	15,200	71,000	64,800

Average realized gold price (per ounce)	$1,683	$1,593	$1,652	$1,709	$1,658	$1,578

Total cash costs (per ounce)	$663	$602	$595	$849	$668	$643

Financial Data

Revenues	$34	$31	$35	$25	$125	$109

Depreciation and depletion	$1	$1	$1	$-	$3	$3

Earnings from operations	$18	$17	$20	$12	$67	$58

Expenditures for mining interests	$1	$3	$1	$3	$8	$16

Gold production for 2012 was 600 ounces, or 1%, higher than in 2011. In comparison to 2011, 10% more tonnage was processed as a result of the installation of a screen plant resulting in improved crushing efficiencies and 2% higher recoveries due to better than expected draw down of heap leach inventories from ore place on pad 5, partially offset by 14% lower grade ore which was in accordance with the mine plan.

Cash costs for 2012 were $25 per ounce, or 4%, higher than in 2011 due to higher operating costs ($97 per ounce), partially offset by higher gold production ($72 per ounce). Higher operating costs in 2012 were primarily attributable to higher royalties and production taxes ($4 million), increased fuel, tire and consumables ($2 million) and higher contractor costs ($1 million).

Gold production for the fourth quarter of 2012 was 5,800 ounces, or 30%, lower than in the third quarter of 2012. Heap leach pad 4 was relined at the start of the fourth quarter delaying the commencement of the leaching cycle of fresh ore placed on the pad and unplanned maintenance was performed on the screen plant, resulting in fewer tonnes processed during the period. Higher grades and recoveries were as expected in the mining plan.

Cash costs for the fourth quarter of 2012 were $254 per ounce, or 43%, higher than in the third quarter of 2012 due to lower gold production ($220 per ounce) and higher operating costs ($34 per ounce). The higher operating costs were primarily due to higher royalties and production taxes ($1 million).

During the fourth quarter of 2012, The International Cyanide Management Institute announced that Wharf Mine had been certified as fully compliant with the International Cyanide Management Code.

Proven and probable gold reserves at Wharf mine at December 31, 2012 were 0.58 million ounces, compared to 0.70 million ounces at December 31, 2011, due to depletion and modifications to the pit design.

GOLDCORP  |  33

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro gold project is an advanced-stage, high grade vein system located in the province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous high grade gold and silver veins. As of December 31, 2012, Cerro Negro contained 5.74 million ounces of proven and probable gold reserves as compared to 4.54 million ounces at December 31, 2011 due to a successful exploration program focused on the Mariana Central, Mariana Norte and San Marcos veins. The Cerro Negro project remains on track for first gold production in late 2013 with minimal gold production anticipated for the year. With annual production expected to average 525,000 ounces of gold in its first five full years of production and cash costs expected to average less than $350 per ounce, Cerro Negro is well-positioned as Goldcorp’s next cornerstone gold mine. Total estimated Cerro Negro capital expenditures have increased to $1.35 billion (in current dollars) from $750 million included in the April 2011 feasibility study due to significant cost inflation in Argentina, country factors, and overall cost escalation.

Throughout 2012, activities at Cerro Negro advanced the project in the areas of Infrastructure and Construction, Mine Development, and Exploration. These advancements are aligned with the project development schedule.

The amended Environmental Impact Assessment was approved by Santa Cruz Provincial authorities in December 2011, which allowed for significant advancements in 2012 of the underground development ramps at Eureka, Mariana Central and Mariana Norte as well as key project infrastructure including access roads, plant and the tailings facility. There are numerous local hiring and training programs in progress as a local workforce is sourced and trained. In addition to development advancements, the project also completed the largest annual exploration drilling program to date.

Infrastructure and Construction

Activities are progressing in line with the project development schedule. At year end 2012, EPCM activities are advanced to 55% of the execution plan with detailed engineering progress to 88% of completion.

Key activities and developments in 2012 include:

•	Significant advancement on the plant construction, with excavations completed, anchor bolts installed, large concrete pours for building foundations, base and walls;

•	Grinding mill at site and all other major imported mechanical equipment has been secured and is on-site or en-route;

•

Pedestals for the grinding mill were completed mid-December as planned. The final stages of grinding mill erection are expected to be completed by June 2013, essentially four months in advance of the original execution plan;

•

Expansion of the Eureka camp to accommodate mine development and exploration activities, as well as the Vein Zone construction camp have advanced and now have the capacity to house approximately 2,000 people;

•	The concrete batch and aggregate plants began operations;

•	Construction of the tailings facility commenced with progress ahead of schedule and is expected to be completed three months ahead of schedule; and

•	Construction of the high voltage power line is pending receipt of government approvals, anticipated to be received in early March 2013.

Mine Development

Significant development progress was made on the three underground deposits of Eureka, Mariana Central and Mariana Norte during 2012. Total underground development of 4,981 metres was completed throughout the year in comparison with 3,228 metres in 2011. The majority of development was at the Eureka deposit with 4,182 metres, including 3,671 metres of lateral development and 511

GOLDCORP  |  34

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

metres of development in the primary ramp. Both ramps at Mariana Central and Mariana Norte also started in 2012 and contributed 475 metres and 310 metres, respectively, of the overall project development.

For the fourth quarter, total mine development was 1,665 metres which represents a 25% increase compared to development in the prior quarter. Productivity in the Mariana Central and Mariana Norte ramps has improved to match or exceed project development schedules for the quarter. Development rates in these projects will further advance in 2013 as the ramps progress and lateral development of production levels commences. The ramp development at the Eureka deposit also progressed deeper while lateral development in advance of production mining added material to the surface ore stockpile. Initial stope production at Eureka is anticipated to begin in the first half of 2013.

Key activities of mine development in 2012 include:

•

The Eureka deposit ramp advanced 511 metres and has reached a length of 2,135 metres of the approximately 3,900 metres planned. In addition, as the mine prepares for initial production there were 979 metres of development completed of the total 5,232 metres of lateral development;

•	At the end of the fourth quarter, the Eureka stockpile contained an estimated 40,316 tonnes at a grade of 11.08 g/t gold and 204 g/t silver, reconciling well with reserve estimates;

•	The Mariana Central ramp advanced 277 metres in the fourth quarter and has now reached 475 metres of ramp excavated;

•	The Mariana Norte ramp progressed 198 metres in the quarter to the current length of 310 metres; and

•	Further additions to the mining equipment fleet were added in the fourth quarter in line with development needs.

Exploration

A successful and aggressive exploration program at Cerro Negro resulted in total core drilling for the year of 146,112 metres, the highest annual total in the history of the project. Exploration for the year focused on in-fill drilling and expansion of the Mariana Central, Mariana Norte and San Marcos deposits. These efforts have led to extensions in the strike length of all three veins and demonstrated the emergence of adjacent vein systems. District-scale geologic mapping was conducted throughout the fourth quarter in the main Cerro Negro concession area and geological mapping now covers the majority of the area of the main Cerro Negro property.

During the year ended 2012:

•	Total core drilling for 2012 of 146,112 metres, with 3,038 metres in the fourth quarter;

•	Approximately 421 diamond drill holes were drilled in 2012; and

•	All exploration drill holes assay results have been principally complete by the end of the year.

At December 31, 2012, total project expenditures and future commitments are $799 million, excluding exploration, of which $500 million is spent and $299 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended December 31, 2012, were $129 million and $5 million, respectively ($401 million and $40 million for the year ended December 31, 2012, respectively).

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area in the Province of Quebec, located in the core of what Goldcorp believes to be a promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2012 were 3.03 million ounces. The mine development plan was not updated following exploration activities that were limited to specific focus areas. Initial capital increased to $1.75 billion (in current dollars) excluding the $346 million spent prior to 2011, due to additional permits required related to water treatment as well as overall project cost escalation. Ongoing work with regard to mine planning and initial development capital is now complete with initial capital estimates confirmed based on the geological information available at this time. First gold production remains on track for late 2014. Forecast average life-of-mine gold production from Éléonore at full production is approximately 600,000 ounces per year.

On December 21, 2012 the Company entered into agreements with Hydro-Quebec regarding the joint use of the La Sarcelle road and access to Hydro infrastructures as well as the conditions governing use of the lands surrounding the Opinaca reservoir. The project team, including contractors, reached 1,100 employees in the fourth quarter of 2012.

Engineering and Construction

Engineering and construction activities progressed significantly during 2012 including designs for the paste backfill plant foundations, industrial water treatment plant, and other infrastructure. Additional geotechnical work for the concentrator area and some test work for paste were also completed. Foundations and steel erection have been initiated at the concentrator area while construction of the tailings management facility continued to progress with 60% of the waste rock management area completed. 60 new rooms of the permanent camp have been completed and the remaining units of the 400 man camp will be delivered in the first quarter of 2013 and will be used to support on-going construction activities. The portable water network has been completed and upgrades were made to the airport taxiway in preparation for increased traffic. EPCM has reached a cumulative progress of approximately 44%.

Another important milestone was reached with the completion of the production shaft hoist room and head frame facilities allowing shaft sinking activities to commence on schedule. Additionally, the 60 kilometre two-lane access road is now usable providing a fully operational road link to the site all year round.

Exploration

A total of 58,174 metres of diamond drilling was completed in 2012 and includes 15,426 metres drilled from both the 650 metre level and the exploration ramp. Surface drilling completed a total of 42,748 metres for the year. Underground exploration drilling from the ramp will accelerate in 2013, enabling further definition drilling of the deep portion of the Roberto deposit to proceed. Currently, four diamond drills are conducting definition and exploration drilling from strategic working platforms in the ramp.

Mine Development

The exploration ramp excavation continued to progress and has now reached over 2,500 metres in length, which corresponds to a vertical depth of 380 metres below surface. During the year, the exploration shaft was sunk to a final depth of 725 metres. The next phase in the exploration shaft will consist of the conversion from sinking mode to designed operating mode and includes the installation of a skip-cage assembly and commissioning of the loading pocket. This work will be completed in the first quarter of 2013 and will allow for mine development from the 650 metre level and diamond drilling activities.

In December, the production shaft sinking commenced and on December 16, the first bench was taken. At year end the depth of the shaft had reached 83 metres.

At December 31, 2012, total project expenditures since January 1, 2011, net of investment tax credits, capitalized interest, and including deposits on mining interests, are $818 million, $695 million of which is spent and $123 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, and including deposits on mining interests, during the three months ended December 31, 2012, amounted to $186 million ($479 million – twelve months ended December 31, 2012).

GOLDCORP  |  36

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. A study of the overall project has been completed in the fourth quarter of 2012 that has concluded that the centre of the Bruce Channel ore body is lower than previously expected, necessitating the deepening of the Cochenour shaft by 245 metres. This has resulted in a scope change that is expected to increase the initial capital spend to $540 million in current dollars, excluding the $108 million spent prior to 2011 and move first gold production into the first half of 2015. Following ramp-up to full production, forecast life-of-mine gold production from Cochenour is expected to be between 225,000 – 250,000 ounces per year. As a result of 2012 drilling, inferred resources increased to 3.25 million ounces of gold as compared to 3.21 million ounces of gold at December 31, 2011. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces.

Widening of the old Cochenour shaft continued to advance during the year, with 108 metres slashed in the fourth quarter of 2012 to a total depth of 531 metres. A concrete liner was also placed for a total concrete depth of 517 metres. Seventy-nine shaft steel sets were installed, with seventy-six in the fourth quarter.

Construction of the five-kilometre haulage drift to connect the Cochenour shaft with the Red Lake mine on the 5100 level advanced to 68% completion at the end of 2012 with expected completion by the end of the first quarter of 2014. Completion of the drift and certain development work will enable ore from the Cochenour/Bruce Channel deposit to be hauled directly to the Red Lake mine for processing at the existing mill facilities. The first two kilometre section of track was laid from the Reid shaft station.

Surface drilling, to define the top portion of the Bruce Channel deposit and additional resources at the Cochenour mine, was completed in November. During 2013, exploration drilling from the haulage drift will continue to test the unexplored ground at depth in the heart of the prolific Red Lake gold district. Two drills continue to work in the Cochenour Red Lake Haulage Drift to test the potential of this underexplored area.

At December 31, 2012, total project expenditures since January 1, 2011, excluding investment tax credits, are $225 million, $216 million of which is spent and $9 million of which is committed. Capital expenditures excluding investment tax credits, during the three months ended December 31, 2012 amounted to $24 million ($98 million – year ended December 31, 2012). Total project expenditures have been included in the total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

GOLDCORP  |  37

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo contains 25.0 million ounces of proven and probable gold reserves at December 31, 2012, where Goldcorp’s interest represents 10.01 million ounces. The project is a partnership with Barrick, the project operator.

Pre-commercial production from the new Pueblo Viejo mine in the DR was 43,700 ounces (Goldcorp’s share) for the fourth quarter of 2012, slightly below expectations, while plant commissioning advanced. Proceeds from the sale of these ounces were recorded as an offset to capital. Modifications to one of the four autoclaves were carried out in December 2012 to implement design improvements and allow for higher throughputs, and are being retro-fitted on the remaining three autoclaves in the first half of 2013. The mine achieved commercial production in January 2013.

Certain members of the DR Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the SLA to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including through royalties and taxes, in addition to the other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, Barrick, as the operator, while reserving its rights under the SLA, has engaged in a dialogue with representatives of the government, with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

For 2013, Goldcorp’s share of production from Pueblo Viejo is anticipated to be 330,000 – 435,000 ounces as the mine ramps up to full capacity, expected in the second half of the year. Goldcorp’s share of average annual gold production in the first full five years of operation is expected to be 415,000 – 450,000 ounces at total cash costs of $300-$350 per ounce(1). A 215 MW dual fuel power plant at an estimated cost of approximately $120 million (Goldcorp’s share) is anticipated to commence operations in 2013 utilizing heavy fuel oil, but have the ability to subsequently transition to lower cost liquid natural gas.

Cumulative expenditures to date, including accrued management fees, amounted to $1.8 billion, or $1.5 billion net of the $256 million partial return of invested capital.

(1)	Based on gold and West Texas Intermediate oil price assumptions of $1,300/oz and $90/bbl, respectively. Does not include escalation for future inflation.

El Morro Project, Chile

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2012, compared to 5.84 million ounces at December 31, 2011, due to a redesign of the ultimate pit based on higher gold and copper prices. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at a 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.

All El Morro project field construction activities remain suspended since April 27, 2012 pending the definition and implementation by the Chilean environmental permitting authority (the SEA) of a community consultation process which corrects certain deficiencies in that process as specifically identified by the Antofogasta Court of Appeals. The Chilean authorities and local communities continue to refine and advance this new consultation process with the Company’s support. Overall project activities are focused on gathering information to support permit applications for submission following the completion of the administrative process and optimization of the project economics including securing long-term power supply.

GOLDCORP  |  38

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

On June 26, 2012, the Ontario Superior Court of Justice dismissed the claims of Barrick seeking to declare unlawful and ineffective the transactions announced by Goldcorp and New Gold Inc. (“New Gold”) on January 7, 2010 with respect to the acquisition of the El Morro project in Chile. Goldcorp acquired 70% of the El Morro project from a subsidiary of New Gold, which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata”) pursuant to the exercise of a right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. New Gold owns 30% of the project. Barrick did not appeal the Superior Court’s decision and Goldcorp and Barrick have settled the payment of costs, fully resolving this matter in the third quarter of 2012.

At December 31, 2012, total project expenditures and commitments are $258 million, of which $191 million is spent and $67 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2012 were $28 million ($96 million – twelve months ended December 31, 2012).

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. At December 31, 2012, Camino Rojo contained 1.63 million ounces of proven and probable reserves. A successful exploration program outlined more oxide and transitional material than previously outlined. Following the completion of a pre-feasibility study some of the mineral resource was reclassified as a mineral reserve based on a highly increased confidence level.

During 2012, a study was completed that contemplates a heap leach facility to process near-surface oxide and transition mineralization. The study demonstrated strong financial returns but does not reflect recent positive exploration results in the sulphide portions of the deposit. Until the sulphide opportunity is more thoroughly understood, development and construction of the heap leach facility will be deferred. Work will continue in 2013 on sulphide zone exploration, permitting and metallurgical testing subject to the execution of a surface rights agreement.

During the fourth quarter of 2012, the drilling program comprised a total of 3,942 metres of RAB-style reverse circulation drilling in 49 holes in regional pediment targets, including 17 holes in the Los Cardos target, 35 km northwest of the Represa deposit. In total, the 2012 drilling program completed 52,665 metres drilled in 240 holes, including 33,069 metres of core drilled in 38 expansion and infill holes in the Represa area and 18,480 metres of RC drilling completed in 197 regional RAB-style holes. An additional five RC condemnation holes were completed for 1,116 metres.

At December 31, 2012, total project expenditures were $38 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2012 amounted to $2 million (year ended December 31, 2012 – $14 million).

Noche Buena Project, Mexico

The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. Measured and indicated gold resources at Noche Buena at December 31, 2012 were 0.96 million ounces. The mine plan was not updated following limited exploration activities during the year. The Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.

The 2012 drilling program ended with a total of 13,609 metres drilled, distributed in 39 holes with focus on high-grade, gold-silver zones and adjacent gold-copper. A total of 1,117 metres were drilled during the fourth quarter of 2012. As the Company continues to focus on prudent management of capital spending, recent results of an internal study have led to the decision that this project will not be a focus for development at this time.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2012, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources. The activities in 2012 were focused on accessing the mineralized zone from underground.

Site-based activities continued to focus on finalization of the project feasibility study which is now expected to be completed in mid-2013. Work is focused on reviewing the geologic model and additional drilling for possible reserves enhancement. A geothermal resource, with the potential to generate geothermal power, is located adjacent to the ore body. A feasibility study for the geothermal power was finished in the third quarter of 2012 and indicates a generation capacity of 7.3MW.

At December 31, 2012, total project expenditures were $145 million. Capital expenditures, including deposits on mining interests, during the three months ended December 31, 2012 amounted to $3 million ($47 million – twelve months ended December 31, 2012).

GOLDCORP  |  40

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	2012	2011

Exploration and evaluation costs	$55	$ 61

Share of net (earnings) losses of associates	(47)	98

Corporate administration	245	229

Exploration and evaluation costs in 2012 decreased by $6 million as compared to 2011 primarily due to the recognition of $8 million of investment tax credits at the Company’s Canadian operations.

The Company’s share of net earnings of associates in 2012 was primarily due to the current year reversal of an impairment expense of $65 million recognized in respect of the Company’s investment in Primero in 2011 predominantly as a result of an increase in Primero’s quoted market price which indicated that the impairment no longer existed. This gain was partially offset by a $14 million, net of tax, impairment expense recognized in respect of certain power assets held at Pueblo Viejo. An impairment expense of $18 million, net of tax, had previously been recognized against these power assets in 2011. The Company’s share of net losses of associates during the year ended December 31, 2011 of $98 million was primarily due to the impairment expenses recognized in respect of the Company’s investments in Primero and Pueblo Viejo as mentioned previously.

Included in corporate administration is share-based compensation expense of $82 million (2011 – $100 million) which has decreased due to lower share option grants and cancellations of share options and other share-based payment awards during the year ended December 31, 2012. Excluding share-based compensation, corporate administration expense increased to $163 million as compared to $129 million in 2011 due to increased corporate activities and higher community and corporate social responsibility contributions.

OTHER INCOME (EXPENSES)

	2012	2011

Gains on disposition of securities, net	$4	$ 319

Impairments on available-for-sale securities	(71)	(87)

Gains on derivatives, net	155	82

Gains on disposition of mining interests, net	12	-

Finance costs	(30)	(23)

Other income (expenses)	12	38
	$82	$ 329

During the year ended December 31, 2012, the Company recognized a $4 million gain on disposition of certain of the Company’s available-for-sale equity securities. In the prior year, the gain on disposition of securities primarily related to the sale of the Company’s 10.1% interest in Osisko on February 8, 2011, which resulted in a gain on disposition of $320 million ($279 million after tax).

For the year ended December 31, 2012, the Company recognized an impairment expense of $71 million (2011 – $87 million) on certain of the Company’s equity and marketable securities and reclassified the cumulative mark-to-market losses previously recognised in other comprehensive income to net earnings.

The Company recorded a net gain on derivatives of $155 million for the year ended December 31, 2012 (2011 – net gain of $82 million). During the year ended December 31, 2012, the Company recognized a $127 million unrealized gain representing the change in fair value of the conversion feature of the Company’s Notes during the year (2011 – unrealized gain of $49 million). The Company has entered into foreign currency, heating oil, copper, lead, zinc and silver contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at each period end with changes in fair values recorded in earnings. The Company recorded a gain of $40 million on these contracts (2011 – gain of $14 million). The above gains were partially offset by a net loss of $11 million relating to the Silver Wheaton silver contract (2011 – net loss of $2 million) and a $1 million unrealized

GOLDCORP  |  41

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

loss on investments in warrants (2011 – unrealized loss of $7 million). During the year ended December 31, 2011, the Company’s 9.2 million outstanding share purchase warrants were exercised or expired and the Company recognized a realized and net total gain of $33 million and $28 million, respectively.

On October 10, 2012, the Company completed the sale of the 8,422,460 shares received from Primero as settlement of the outstanding $30 million principal of the Primero Convertible Note and recognized a $12 million gain on disposition.

During the year ended December 31, 2012, the Company incurred finance costs of $30 million (2011 – $23 million) primarily comprised of accretion of reclamation and closure cost obligations.

The Company recognized other income of $12 million in 2012 comprised primarily of $14 million of interest income arising on the Primero Notes and the Company’s cash and cash equivalents and a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties, partially offset by $5 million of foreign exchange losses. Other income of $38 million in 2011 was primarily due to the reversal of withholding tax provisions at certain of the Company’s operations, interest income of $11 million earned on the Primero Notes and the Company’s cash and cash equivalents, insurance recoveries of $5 million and $3 million of foreign exchange gains.

INCOME TAXES

Income and mining taxes for the year ended December 31, 2012 amounted to $503 million, approximately 23% of earnings before taxes, after adjusting for the impact of foreign exchange on deferred taxes, and share-based compensation expenses which are not deductible (2011 – $686 million, or 22%).

The marginally higher effective tax rate in 2012, as compared to 2011, is primarily due to the gain in 2011 on the disposition of the Company’s investment in Osisko being subject to a lower effective tax rate and a higher proportion of earnings in 2011 arising in lower tax rate jurisdictions. These impacts were partially offset by a significant portion of the 2011 impairment expense in respect of certain of the Company’s equity and marketable securities not being tax effected due to uncertainty related to the ability to utilize these unrealized capital losses in the future and the increase in Quebec Mining Duties rate from 12% to 16%. The 2012 effective tax rate was beneficially impacted by the large non-taxable mark-to-market gain on the conversion feature of the Company’s Notes, the settlement of certain past tax positions and the non-taxable reversal of the impairment of the Company’s investment in Primero.

Income taxes for the year ended December 31, 2012 included a $32 million foreign exchange gain on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to an $89 million foreign exchange loss in 2011.

NON-CONTROLLING INTERESTS

On February 16, 2010, the Company acquired a 70% interest in Sociedad Contractual Minera El Morro, the owner of the El Morro gold/copper project in Chile, which resulted in a 30% non-controlling interest in the amount of $213 million. During the year ended December 31, 2012, the non-controlling interests share of El Morro’s net earnings was $nil million (2011 – $nil million).

GOLDCORP  |  42

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measure – total cash costs, by-product and co-product, per gold ounce – throughout this document. In addition to conventional measures, the Company uses this performance measure to monitor its operating cash costs internally and believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenues on the Company’s cost structure. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard.

By-product cash costs incorporates all production costs, adjusted for changes in estimates at the Company’s inactive and closed mines which are non-cash in nature, and includes by-product credits and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates which may impact the Company’s operating costs.

The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements for the years ended December 31:

	2012	2011

Production costs per consolidated financial statements (1)	$2,337	$2,042

Non-cash reclamation and closure cost obligations	(84)	(21)

Treatment and refining charges on concentrate sales	178	132

By-product silver, copper, lead and zinc sales	(1,700)	(1,580)

Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(20)	(17)

Other adjustments	(9)	-

Total cash costs (by-product)	702	556

Divided by ounces of gold sold	2,340,600	2,490,200

Total cash costs (by-product) per gold ounce (2)	$300	$223

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2012	September 30 2012	December 31 2011

Production costs per consolidated financial statements (1)	$667	$646	$619

Non-cash reclamation and closure cost obligations	(84)	-	(51)

Treatment and refining charges on concentrate sales	35	54	37

By-product silver, copper, lead and zinc sales	(379)	(551)	(414)

Realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange	(4)	(7)	(12)

Other adjustments	(3)	(6)	-

Total cash costs (by-product)	232	136	179

Divided by ounces of gold sold	645,100	617,800	685,000

Total cash costs (by-product) per gold ounce (3)	$360	$220	$261

(1)

$30 million and $125 million in royalties are included in production costs per the consolidated financial statements for the three months and year ended December 31, 2012, respectively (year ended December 31, 2011 – $153 million; three months ended September 30, 2012 – $33 million; three months ended December 31, 2011 – $52 million)).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for 2012 would be $638 per ounce of gold (2011 – $534 per ounce of gold).

(3)

If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for the three months ended December 31, 2012 would be $621 per ounce of gold (three months ended September 30, 2012 – $660 per ounce of gold; three months ended December 31, 2011 – $529 per ounce of gold).

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

	2012	2011

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$1,749	$1,881

Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	60	15

Share of net (earnings) losses of associates, net of tax	(47)	97

Impairments of available-for-sale securities, net of tax	63	76

Gains on disposition of securities, net of tax	(3)	(278)

Gains on derivatives, net of tax	(135)	(68)

Gains on dispositions of mining interests, net of tax	(12)	-

Unrealized (gains) losses on foreign exchange translation of deferred income tax assets and liabilities	(32)	89

Withholding tax recovery	(1)	(25)

Other	-	(1)

Total adjusted net earnings	$1,642	$1,786

Weighted average shares outstanding (000’s)	810,409	804,467

Adjusted net earnings per share	$2.03	$2.22

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2012	September 30 2012	December 31 2011

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$504	$498	$405

Revisions in estimates and liabilities incurred on reclamation and closure costs, net of tax	60	-	36

Share of net losses (earnings) of associates, net of tax	16	(102)	86

Impairments of available-for-sale securities, net of tax	2	6	75

(Gains) losses on disposition of securities, net of tax	(2)	(1)	1

(Gains) losses on derivatives, net of tax	(122)	100	(76)

Gains on disposition of mining interests, net of tax	(12)	-	-

Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	22	(52)	29

Impairment reversal of Primero 1-year convertible note	-	(8)	-

Withholding tax recovery	(1)	-	(25)

Other	(2)	-	-

Total adjusted net earnings	$465	$441	$531

Weighted average shares outstanding (000’s)	811,394	810,696	809,829

Adjusted net earnings per share	$0.57	$0.54	$0.66

NON-GAAP MEASURE – FREE CASH FLOWS

The Company has included non-GAAP performance measure, free cash flows, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flows to net cash provided by operating activities per the consolidated financial statements for the years ended December 31:

	2012	2011

Net cash provided by operating activities	$2,097	$2,366

Expenditures on mining interests	(2,333)	(1,677)

Deposits on mining interests expenditures	(275)	(101)

Interest paid	(17)	(17)

Free cash flows	$(528)	$571

Three months ended	December 31 2012	September 30 2012	December 31 2011

Net cash provided by operating activities	$787	$434	$727

Expenditures on mining interests	(636)	(573)	(460)

Deposits on mining interests expenditures	(83)	(96)	(62)

Interest paid	-	(8)	-

Free cash flows	$68	$(243)	$205

GOLDCORP  |  46

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	At December 31, 2012					At December 31, 2011

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total

Accounts payable and accrued liabilities (1)	$879	$-	$-	$-	$879	$612

Current and non-current derivative liabilities	68	23	-	-	91	123

Debt re-payments (principal portion)	-	863	-	-	863	863

Interest payments on convertible senior notes	17	17	-	-	34	52

Capital expenditure commitments	743	21	-	-	764	765

Reclamation and closure cost obligations	18	45	45	2,705	2,813	1,354

Minimum rental and lease payments	12	12	3	22	49	11

Other	55	7	4	64	130	72

	$1,792	$988	$52	$2,791	$5,623	$3,852

(1)	Excludes accrued interest on convertible senior notes which is disclosed separately in the above table.

At December 31, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $427 million (December 31, 2011 – $308 million).

In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSRs”), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2012, royalties included in production costs amounted to $125 million (2011 – $153 million). At December 31, 2012, the significant royalty arrangements of the Company were as follows:

Producing mining properties:
Musselwhite	1 – 5% of NPI
Peñasquito	2% of NSR
Marlin (1)	5% of NSR
Alumbrera	3% of modified NSR plus 20% YMAD royalty
Marigold	5 – 10% of NSR
Development projects:
Éléonore	2.2 – 3.5% of NSR
Cerro Blanco (1)	4% of NSR
Cerro Negro	3 – 4% of modified NSR and 1% of net earnings
El Morro	2% of NSR
Pueblo Viejo	3.2% of NSR; 0 – 28.8% NPI

(1)

On January 26, 2012, the Government of Guatemala and the Guatemalan Chamber of Industry publicly announced an agreement to voluntarily increase the royalties paid on the production of precious metals in Guatemala from 1% to 4% of gross revenue. In addition to this increase, Marlin has agreed to pay an additional 1% voluntary royalty.

GOLDCORP  |  47

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks to which it is exposed in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2012 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2012	At December 31 2011

Cash and cash equivalents	$918	$1,502

Accounts receivable	713	473

Other receivables	45	-

Money market investments	-	272

Current and non-current derivative assets	42	21

Current and non-current notes receivable	42	82

Accrued interest receivable	-	5

	$1,760	$2,355

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

GOLDCORP  |  48

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

During the year ended December 31, 2012, the Company generated cash flows from operations of $2,097 million (2011 – $2,366 million). At December 31, 2012, Goldcorp held cash and cash equivalents of $918 million (December 31, 2011 – $1,502 million), of which $161 million (December 31, 2011 – $44 million) is held by the Company’s joint ventures and which is not available for use by the Company. At December 31, 2012, the Company had working capital of $1,127 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,131 million) which the Company defines as current assets less current liabilities.

On November 23, 2011, the Company entered into a $2 billion 5-year senior revolving credit facility with a syndicate of 15 lenders. This unsecured floating rate credit facility replaced the Company’s 2007 $1.5 billion revolving credit facility. Amounts drawn incur interest at LIBOR plus 0.875% to 1.750% per annum and undrawn amounts are subject to a 0.08% to 0.30% per annum commitment fee; both fees are dependent on the Company’s debt ratings. All amounts drawn are required to be refinanced or repaid by November 23, 2016. The revolving credit facility was not used during 2012.

In April 2010, Barrick, the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo ($414 million – Goldcorp’s share). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. At December 31, 2012, there was a total $940 million drawn against the credit facility (Goldcorp’s share – $376 million).

On December 18, 2012, the Company entered into a 1-year $469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility will be used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over $1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At December 31, 2012, the Company had drawn $45 million against the credit facility.

In the opinion of management, the working capital at December 31, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2013 is $2.8 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

At December 31, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $743 million (December 31, 2011 – $765 million) including $292 million relating to the Cerro Negro Project, $123 million relating to the Éléonore project, $67 million relating to the El Morro project, and $88 million representing the Company’s share of committed capital expenditures of its associates.

For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollars relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss is denominated in a non-US dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2012, the Company had $5.5 billion of deferred income tax liabilities, of which $5.1 billion arose primarily from the acquisitions of Placer Dome’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in currencies other than the US dollar.

The Company is exposed to currency risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than US dollars:

At December 31, 2012	Cash and cash equivalents	Accounts receivable and other current and non- current assets	Income taxes receivable (payable), current and non- current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax liabilities
Canadian dollar	$13	$105	$(88)	$(351)	$(880)
Mexican peso	57	140	(46)	(86)	(2,849)
Argentinean peso	168	117	(51)	(167)	(1,319)
Guatemalan quetzal	-	11	(2)	(38)	(18)
Chilean peso	1	10	-	(9)	-
	$239	$383	$(187)	$(651)	$(5,066)

At December 31, 2011
Canadian dollar	$22	$58	$(116)	$(238)	$(852)
Mexican peso	20	58	(13)	(86)	(2,927)
Argentinean peso	20	55	(17)	(25)	(1,304)
Guatemalan quetzal	5	14	(3)	(27)	(21)
Chilean peso	1	3	-	(16)	-
	$68	$188	$(149)	$(392)	$(5,104)

During the year ended December 31, 2012, the Company recognized a loss of $5 million on foreign exchange (2011 – gain of $3 million). Based on the above net exposures, excluding income taxes receivable (payable), current and non-current and deferred income tax liabilities at December 31, 2012, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $2 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2012, the Company recognized a net foreign exchange gain of $33 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2011 – net loss of $84 million). Based on the above net exposures relating to

GOLDCORP  |  50

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

income taxes at December 31, 2012, a 10% depreciation or appreciation of the above currencies against the US dollar would result in an approximate $116 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, its share of the Pueblo Viejo project financing, cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables. At December 31, 2012, the Company’s revolving credit facility is subject to a floating interest rate. In addition, the Primero 5-year Promissory Note is exposed to interest rate risk as a result of the fixed interest rate earned. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate paid by the Company during the year ended December 31, 2012 on its revolving credit facility was nil% (2011 – nil%). The average interest rate earned by the Company during the year ended December 31, 2012 on its cash and cash equivalents was 0.21% (2011 – 0.20%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company in the next year depends on metal prices for gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $418 million increase or decrease in the Company’s after-tax net earnings (2011 – $418 million).

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices.

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $17 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2012, the Company has entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

GOLDCORP  |  51

Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and money market investments as follows:

		At December 31 2012	At December 31 2011

Shareholders’ equity		$22,716	$21,272

Long-term debt		783	737

Short-term Argentine peso credit facility		45	-

		23,544	22,009

Less:	Cash and cash equivalents	(918)	(1,502)

	Money market investments	-	(272)

		$22,626	$20,235

At December 31, 2012, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

During the year ended December 31, 2012, the Company invested a total of $2,521 million in mining interests, of which 56% related to capital projects, including $506 million at Pueblo Viejo, $471 million at Éléonore, $322 million at Cerro Negro and $112 million at El Morro. The remaining 42% was related to capital expenditures at the Company’s operating sites, primarily $281 million at Red Lake, $259 million at Peñasquito, $111 million at Porcupine, $99 million at Musselwhite, $97 million at Marlin and $85 million at Los Filos.

As at February 14, 2013, there were 812 million common shares of the Company issued and outstanding and 16 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.

Dividends which were declared and paid during the year ended December 31, 2012 totalled $438 million (2011 – $330 million).

OTHER RISKS AND UNCERTAINTIES

Foreign Operations

In 2012, the majority of the Company’s foreign operations were conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, royalties, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Argentina

Since President Fernandez de Kirchner was re-elected in October 2011, government intervention in and regulation of the Argentine economy has increased. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends (e.g., lower growth rates, higher inflation rates, and capital flight). Consistent with this policy, early in the second quarter of 2012 the Argentinian Ministry of Economy and Public Finance issued a resolution that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, Alumbrera, a joint venture of the Company, temporarily suspended concentrate shipments while Alumbrera management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012, the Ministry issued a revised resolution which extended the 15-day limit to 180 days. After adoption of the new resolution, Alumbrera resumed concentrate shipments in July 2012 and all delayed shipments were made in the second half of 2012.

Another example of government intervention in the economy is the adoption of restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for the construction of the Cerro Negro project. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation. The controls on imports and related administrative processes may delay implementation of the Cerro Negro project schedule, if delivery of critical goods and materials is delayed or prohibited.

The government also has tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into US dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

Guatemala

Late in the second quarter of 2012, the Guatemalan President Otto Perez Molina announced a proposal to extensively revise Guatemala’s Constitution which included an amendment which would authorize the government to acquire up to a 40 percent ownership interest in mining projects. In August 2012, the proposal was rejected however the amendment may be reconsidered alongside the changes to the mining law currently proposed by the Guatemalan Ministry of Energy and Mines. This proposed law would also increase the royalty rates on minerals to the levels included in the voluntary royalty agreement announced in 2012. The Company will continue to monitor developments with respect to the mining law in Guatemala as the legislative process advances.

Dominican Republic

Certain members of the DR Congress, including the President of the Chamber of Deputies, have expressed a desire to amend the SLA to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

benefits to the DR, including through royalties and taxes, in addition to the other indirect benefits derived by the country such as through employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, Barrick, as the operator, while reserving its rights under the SLA, has engaged in a dialogue with representatives of the government, with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Cost risk

The Company is exposed to industry wide cost pressures on capital and operating expenditures. The increasing costs seen in the Company’s global operations increases the risk relating to the profitability of its operations and the economic returns on its exploration and development stage projects. The Company continues to enter into certain hedging strategies to mitigate certain currency and fuel cost exposures and continues to implement cost management strategies to mitigate this risk.

Other

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the Annual Information Form for the year ended December 31, 2011, available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2012 to be filed on SEDAR.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

BASIS OF PREPARATION

Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2012. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2012.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Management has made the following critical judgements and estimates:

Critical Judgments in Applying Accounting Policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management. During January 2013, the Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management and on January 15, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million for the Company’s equity investment in Primero primarily due to an increase in Primero’s quoted market price in 2012 which indicated that the impairment expense recognized during the year ended December 31, 2011 had reversed.

At December 31, 2012, the carrying amounts of the Company’s mining interests and goodwill were $26,367 million and $1,737 million, respectively.

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At December 31, 2012, the carrying amount of current and non-current inventories was $837 million (2011 – $655 million).

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the phases, pit, or mining property as appropriate (“strip ratio”). Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred.

At December 31, 2012, the carrying amount of stripping costs capitalized was $161 million (2011 – $90 million).

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to a constructive obligation. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2012, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $519 million (2011 – $395 million). The undiscounted value of these obligations is $2,813 million (2011 – $1,354 million).

For the purposes of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash flows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2012, the Company applied a 30-year risk-free rate of 2.9% to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.2% risk-free rate was applied. The weighted average of the two discount rates was 4.9% (2011 – 4.6%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton Corporation (“Silver Wheaton”) of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero.

At December 31, 2012, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(i)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to evade labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has assessed the implications of these amendments and has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2012, other than what is presently recorded.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective January 1, 2013

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 – Consolidation – special purpose entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures. These standards are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. There are no other significant impacts on the Company’s consolidated financial statements.

For the year ended December 31, 2012, the net effect of accounting for Alumbrera using the equity method would be as follows:

Post-adoption Effect on Consolidated Statements of Earnings	For the year ended December 31, 2012
	As presented	JV adjusted	Post- adoption
Revenues including share of JV revenues	$5,435	$-	$5,435
Less: Share of joint venture revenues	-	(615)	(615)
Revenues	5,435	(615)	4,820
Earnings from mine operations	2,423	(241)	2,182
Share of net earnings of equity accounted entities	47	163	210
Earnings before taxes	2,252	(71)	2,181
Net earnings	$1,749	$-	$1,749

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

The effect of using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows for the year ended December 31, 2012 to the Company’s operating cash flows would be as follows:

Post-adoption Effect on Consolidated Operating Cash Flows	For the year ended December 31, 2012
	As presented	JV adjusted	Post- adoption
Net earnings	$1,749	$-	$1,749
Share of net earnings of equity accounted entities	(47)	(163)	(210)
Other	395	23	418
Net cash provided by operating activities	$2,097	$(140)	$1,957

The impact of using the equity method as at December 31, 2012 on the Company’s mining interests, including investments in equity accounted entities, and to other assets and total liabilities on the Consolidated Balance Sheet would be as follows:

Post-adoption Effect on Consolidated Balance Sheet	At December 31, 2012
	As presented	JV adjusted	Post- adoption
Current assets	$2,528	$(333)	$2,195
Mining interests – Owned by subsidiaries	24,279	(377)	23,902
Mining interests – Investments in equity accounted entities	2,088	569	2,657
Other non-current assets	2,317	(98)	2,219
Total assets	$31,212	$(239)	$30,973
Total liabilities	$(8,283)	$239	$(8,044)
Net assets	$22,929	$-	$22,929

Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The application of IFRS 13 will not have a significant impact on the Company’s consolidated financial statements.

Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The amendment will not have a significant impact on the Company’s consolidated financial statements.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

Employee benefits

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits (“IAS 19”) that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The amendments to IAS 19 will not have a significant impact on the Company’s consolidated financial statements.

Stripping costs in the production phase of a surface mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted and includes guidance on transition for pre-existing stripping assets.

The application of IFRIC 20 will not have a significant impact on the Company’s consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

OUTLOOK

For 2013, the Company expects to produce between 2.55 and 2.80 million ounces of gold at a total cash cost of $525 to $575 per ounce on a by-product basis. On a co-product basis, the Company is forecasting total cash costs between $700 to $750 per ounce of gold. Cash costs are expected to rise from 2012 levels primarily due to industry-wide cost inflation and the impacts of lower grades and by-product production at Peñasquito in 2013. Assumptions used to forecast total cash costs for 2013 include by-product metal prices of $30.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $12.75, respectively, to the US dollar. All-in sustaining cash costs, on a by-product basis, are expected to be between $1,000 – $1,100 per ounce as Pueblo Viejo ramps up operations. Gold equivalent ounces production of 3.5-4.0 million ounces is also forecasted (1).

Capital expenditures for 2013 are forecast at approximately $2.8 billion of which approximately 60% is allocated to projects and 40% to operations. Major project expenditures in 2013 include approximately $775 million at Cerro Negro, $650 million at Éléonore, $100 million at Cochenour, and $50 million Camino Rojo. Exploration expenditures in 2013 are expected to amount to approximately $225 million, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding stock based compensation, is forecast at $180 million for 2013. Depreciation, depletion and amortization expense is expected to be approximately $335 per ounce of gold sold before the impact of the 2012 year end reserves and resource calculations. The Company expects an overall effective tax rate of 29% for 2013.

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,600 per ounce for gold; by-product metal prices of $30.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; and $0.90 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2.6% of total assets, 2.5% of net assets, 11.3% of revenues, 11.1% of earnings from operations and 9.3% of net earnings of the Company, as of and for the year ended December 31, 2012, as disclosed in the Company’s consolidated financial statements.

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(in United States dollars, tabular amounts in millions, except where noted)

RESERVES AND RESOURCES

Complete reserve and resource information for all metals as of December 31, 2012, including tonnage, grade and accompanying metals price assumptions can be found below and has been posted to www.goldcorp.com.

Reserves	Contained Gold (Moz)	Contained Silver (Moz)
Proven	23.9	599.2
Probable	43.0	561.2
Proven & Probable	67.1	1,160.4

Resources
Measured	4.2	64.2
Indicated	21.7	309.9
Measured & Indicated	25.9	374.0
Inferred	25.9	111.3

Complete reserve and resource estimates are as follows:

PROVEN AND PROBABLE RESERVES(1),(4),(5) AS OF DECEMBER 31, 2012 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Peñasquito Mill	Mexico	1,062.6	0.44	15.17
Pueblo Viejo (40.0%)	Dominican Republic	109.94	2.83	10.01
Los Filos	Mexico	296.71	0.78	7.43
El Morro (70.0%)	Chile	449.51	0.47	6.73
Cerro Negro	Argentina	18.91	9.43	5.74
Porcupine	Canada	108.78	1.24	4.35
Marigold (66.7%)	United States	196.43	0.52	3.28
Red Lake	Canada	10.48	9.57	3.23
Éléonore	Canada	12.48	7.56	3.03
Musselwhite	Canada	11.23	6.34	2.29
Camino Rojo	Mexico	66.76	0.76	1.63
Marlin	Guatemala	7.44	4.18	1.00
Dee (40.0%)	United States	20.42	1.44	0.95
Alumbrera (37.5%)	Argentina	81.26	0.36	0.93
Wharf	United States	22.12	0.82	0.58
Peñasquito Heap Leach	Mexico	119.75	0.13	0.52
El Sauzal	Mexico	4.42	1.52	0.22
TOTAL GOLD				67.08

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(in United States dollars, tabular amounts in millions, except where noted)

SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	1,062.60	25.45	869.52
Pueblo Viejo (40.0%)	Dominican Republic	109.94	17.69	62.53
Los Filos	Mexico	296.71	5.51	52.54
Cerro Negro	Argentina	18.91	81.20	49.36
Marlin	Guatemala	7.44	188.56	45.08
Peñasquito Heap Leach	Mexico	119.75	10.98	42.28
Camino Rojo	Mexico	66.76	14.94	32.07
Dee (40.0%)	United States	20.42	7.07	4.64
Wharf	United States	22.12	3.34	2.37
TOTAL SILVER				1,160.40
COPPER		Mt	% Cu	Mlbs
El Morro (70.0%)	Chile	449.51	0.49	4,886
Alumbrera (37.5%)	Argentina	81.26	0.36	640
Pueblo Viejo (40.0%)	Dominican Republic	109.94	0.10	232
TOTAL COPPER				5,758
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	1,062.60	0.25	5,814
TOTAL LEAD				5,814
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	1,062.60	0.60	13,961
TOTAL ZINC				13,961

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(in United States dollars, tabular amounts in millions, except where noted)

MEASURED AND INDICATED RESOURCES(1),(2),(3),(4),(6) AS OF DECEMBER 31, 2012 Based on attributable ounces

GOLD		Mt	Au g/t	Moz
Porcupine	Canada	169.22	1.18	6.43
Pueblo Viejo (40.0%)	Dominican Republic	80.78	2.14	5.57
Peñasquito Mill	Mexico	576.98	0.18	3.41
Red Lake	Canada	4.69	15.41	2.32
Los Filos	Mexico	71.02	1.03	2.35
Cerro Blanco	Guatemala	2.52	15.64	1.27
Noche Buena	Mexico	71.75	0.42	0.96
Camino Rojo	Mexico	23.14	0.76	0.57
Cerro Negro	Argentina	5.12	3.12	0.51
Dee (40.0%)	United States	9.90	1.53	0.49
Éléonore	Canada	1.36	10.95	0.48
Marigold (66.7%)	United States	30.39	0.42	0.42
El Morro (70.0%)	Chile	23.20	0.40	0.30
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28
Wharf	United States	8.60	0.87	0.24
Musselwhite	Canada	0.46	5.63	0.08
El Sauzal	Mexico	2.15	1.11	0.08
Peñasquito Heap Leach	Mexico	25.45	0.07	0.06
Marlin	Guatemala	0.46	2.71	0.04
TOTAL GOLD				25.9
SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	576.98	13.41	248.72
Camino Rojo	Mexico	23.14	14.94	11.11
Noche Buena	Mexico	71.75	14.06	32.44
Pueblo Viejo (40.0%)	Dominican Republic	80.78	11.93	30.99
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53
Los Filos	Mexico	71.02	7.00	15.97
Cerro Blanco	Guatemala	2.52	72.00	5.83
Cerro Negro	Argentina	5.12	22.95	3.78
Peñasquito Heap Leach	Mexico	25.45	4.31	3.52
Dee (40.0%)	United States	9.90	7.42	2.36
Marlin	Guatemala	0.46	102.36	1.50
Wharf	United States	8.60	4.62	1.28
TOTAL SILVER				374.04

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

COPPER		Mt	% Cu	Mlbs
San Nicolas (21.0%)	Mexico	19.26	1.24	527
El Morro (70.0%)	Chile	23.20	0.52	264
Pueblo Viejo (40.0%)	Dominican Republic	80.78	0.09	164
TOTAL COPPER				955
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	576.98	0.13	1,700
Camino Rojo	Mexico	23.14	0.17	89
TOTAL LEAD				1,789
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	576.98	0.35	4,493
San Nicolas (21.0%)	Mexico	19.26	1.68	713
Camino Rojo	Mexico	23.14	0.37	189
TOTAL ZINC				5,395

INFERRED RESOURCES(1),(2),(3),(4),(6) AS OF DECEMBER 31, 2012 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Los Filos	Mexico	236.18	0.84	6.49
El Morro (70.0%)	Chile	472.19	0.25	3.85
Éléonore	Canada	12.25	10.60	4.17
Cochenour	Canada	9.05	11.18	3.25
Red Lake	Canada	3.19	16.11	1.65
Porcupine	Canada	18.85	1.95	1.18
Musselwhite	Canada	4.99	5.72	0.92
Peñasquito Mill	Mexico	126.63	0.20	0.83
Cerro Negro	Argentina	5.32	4.81	0.82
Marigold (66.7%)	United States	54.17	0.43	0.74
Cerro Blanco	Guatemala	1.35	15.31	0.67
Pueblo Viejo (40.0%)	Dominican Republic	6.57	2.18	0.46
Peñasquito Heap Leach	Mexico	50.66	0.17	0.28
Dee (40.0%)	United States	17.01	0.51	0.28
Noche Buena	Mexico	17.67	0.42	0.24
Marlin	Guatemala	0.44	4.51	0.06
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02
Camino Rojo	Mexico	0.64	0.27	0.01
El Sauzal	Mexico	0.04	1.35	0.00
TOTAL GOLD				25.93

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

SILVER		Mt	Ag g/t	Moz
Los Filos	Mexico	239.18	6.04	46.47
Peñasquito Mill	Mexico	126.63	9.13	37.17
Noche Buena	Mexico	17.67	13.92	7.91
Cerro Negro	Argentina	5.32	34.35	5.87
Pueblo Viejo (40.0%)	Dominican Republic	6.57	14.32	3.02
Marlin	Guatemala	0.44	210.78	3.01
Peñasquito Heap Leach	Mexico	50.66	1.61	2.62
Cerro Blanco	Guatemala	1.35	59.60	2.59
Dee (40.0%)	United States	17.01	2.38	1.30
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27
Camino Rojo	Mexico	0.64	4.53	0.09
TOTAL SILVER				111.33
COPPER		Mt	% Cu	Mlbs
El Morro (70.0%)	Chile	472.19	0.35	3,689
San Nicolas (21.0%)	Mexico	2.28	1.24	62
Pueblo Viejo (40.0%)	Dominican Republic	6.57	0.07	11
TOTAL COPPER				3,762
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	126.63	0.14	382
Camino Rojo	Mexico	0.64	0.08	1
TOTAL LEAD				384
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	126.63	0.26	736
San Nicolas (21.0%)	Mexico	2.28	0.97	49
Camino Rojo	Mexico	0.64	0.25	4
TOTAL ZINC				788

*Numbers may not add up due to rounding

Goldcorp December 31, 2012 Reserve and Resource Reporting Notes:

1

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2012, with the following conditions or exceptions:
(i)	Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.
(ii)	Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.
(iii)	Resources for San Nicolas are as per information provided by Teck Resources Limited (2012 Study).
5

Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,350 per ounce of gold, $24 per ounce of silver, $3.00 per pound of copper, $0.80 per pound of lead, and $0.85 per pound of zinc, unless otherwise noted below:

(i)	Alumbrera	$1,400/oz gold and $3.20/lb copper
(ii)	Pueblo Viejo, Dee	$1,500/oz gold, $28/oz silver, $3.00/lb copper

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

6

Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $27 per ounce of silver, $3.50 per pound of copper, $0.95 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below;

(i)	Pueblo Viejo, Dee	$1,650/oz gold, $30/oz silver, $3.50/lb copper
(ii)	San Nicolas	$1,000/oz gold, $16.00/oz silver, $2.70/lb copper, $1.00/lb zinc

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information contained in this MD&A was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in the current NI 43-101 technical reports listed below.

1	“Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report” dated March 14, 2011, as amended March 30, 2011.
2	“Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report” dated March 21, 2011.
3	“Pueblo Viejo Gold Project, Dominican Republic Technical Report” dated March 29, 2011.
4	“Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical Report on Updated Feasibility Study” dated April 5, 2011.
5	“Éléonore Gold Project, Quebec, Canada NI 43-101 Technical Report” dated January 26, 2011.

The Company will be filing a technical report in respect of its Los Filos mine within 45 days of the date of this MD&A. Information on mineral resource and mineral reserve effective dates, and key assumptions, parameters and methods used to estimate the mineral resources and mineral reserves with respect to the Company’s material mineral properties contained in this MD&A are included in the above technical reports, except as otherwise noted in this MD&A.

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Annual Report – 2012

(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2011 available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2012 to be filed on SEDAR. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Goldcorp for the year ended December 31, 2011 available at www.sedar.com, and to the Company’s Annual Information Form for the year ended December 31, 2012 to be filed on SEDAR for complete information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

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